SCHEDULE 14A

                               (RULE 14A-101)
                  INFORMATION REQUIRED IN PROXY STATEMENT
                          SCHEDULE 14A INFORMATION
        PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES
                   EXCHANGE ACT OF 1934 (Amendment No. )

      Filed by the registrant |_|
      Filed by a party other than the registrant |X|

      Check the appropriate box:
      |_|   Preliminary proxy statement   |_|   Confidential, for Use of the
                                                Commission Only (as permitted
                                                by Rule 14a-6(e)(2))
      |X|   Definitive proxy statement
      |_|   Definitive additional materials
      |_|   Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12

          First Union Real Estate Equity and Mortgage Investments
          -------------------------------------------------------
              (Name of Registrant as Specified in Its Charter)

                           Gotham Partners, L.P.
          -------------------------------------------------------
                  (Name of Person Filing Proxy Statement)

Payment of filing fee (Check the appropriate box):

      |X|   No fee required.
      |_|   Fee computed on table below per Exchange Act Rules 14a-6(i)(4)
            and 0-11.

      (1)   Title of each class of securities to which transaction applies:

      (2)   Aggregate number of securities to which transactions applies:

      (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:

      (4)   Proposed maximum aggregate value of transaction:

      |_|   Fee paid previously with preliminary materials.
      |_|   Check box if any part of the fee is offset as provided by
Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

      (1)   Amount previously paid:

      (2)   Form, schedule or registration statement no.:

      (3)   Filing party:

      (4)   Date filed:


                  1998 SPECIAL MEETING OF THE BENEFICIARIES
                                     OF
                       FIRST UNION REAL ESTATE EQUITY
                          AND MORTGAGE INVESTMENTS
                     ---------------------------------

                              PROXY STATEMENT
                                     OF
                           GOTHAM PARTNERS, L.P.

                     ---------------------------------

     This Proxy Statement and the accompanying WHITE AND BLUE proxy card are furnished by Gotham Partners, L.P., a New York limited partnership ("Gotham"), in connection with the solicitation by Gotham of proxies from the holders of shares of Beneficial Interest, par value $1.00 per share (the "Shares"), of First Union Real Estate Equity and Mortgage Investments, an Ohio business trust (the "Company"), to vote at the 1998 Special Meeting in lieu of Annual Meeting of Beneficiaries of the Company, including any adjournments or postponements thereof and any special meeting of
Beneficiaries called in lieu thereof (the "Special Meeting"), to take the following actions: (i) to elect William A. Ackman, David P. Berkowitz and James A. Williams to the three existing seats on Class II of the Board of Trustees of the Company (the "Board") which will be open for election at the Special Meeting; (ii) to approve a Beneficiary proposal to increase the size of the Board from nine members to fifteen members, with two new seats in each of the three classes on the Board, and to hold an election for the six newly-created seats (the "Gotham Proposal"); (iii) in the event that the Beneficiaries of the Company adopt the Gotham Proposal, to elect Daniel Shuchman and Steven S. Snider to the new Class I seats on the Board, Mary Ann Tighe and Stephen J. Garchik to the new Class II seats on the Board, and David S. Klafter and Daniel J. Altobello to the new Class III seats on the Board (each of such nominees together with the nominees referred to in clause (i) above and Gotham's alternate nominee being hereinafter referred to as a "Gotham Nominee" and collectively as the "Gotham Nominees"); and
(iv) to vote against the Company's proposal to fix the number of Trustees at twelve with one additional vacancy to be added to each existing class of Trustees (the "Current Board's Proposal"). The principal executive offices of the Company are located at 55 Public Square, Suite 1900, Cleveland, Ohio 44113-1937. This Proxy Statement and the WHITE AND BLUE proxy card are first being furnished to the Company's Beneficiaries on or about April 21, 1998.

     GOTHAM RECOMMENDS THAT YOU VOTE IN FAVOR OF THE GOTHAM NOMINEES AND THE GOTHAM PROPOSAL AND AGAINST THE CURRENT BOARD'S PROPOSAL.


     EVEN IF YOU HAVE ALREADY VOTED ON THE WHITE PROXY CARD PREVIOUSLY DISTRIBUTED BY GOTHAM, WHICH WILL BE COUNTED AT THE SPECIAL MEETING, WE URGE YOU TO VOTE IN FAVOR OF THE GOTHAM PROPOSAL AND THE GOTHAM NOMINEES, AND AGAINST THE CURRENT BOARD'S PROPOSAL, ON THE NEW WHITE AND BLUE PROXY CARD.

     BY SIGNING, DATING AND MAILING THE ENCLOSED WHITE AND BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED, YOU WILL REVOKE ANY PREVIOUSLY DATED PROXY. ONLY YOUR LATEST-DATED PROXY WILL COUNT AT THE SPECIAL MEETING.

     THIS SOLICITATION IS BEING MADE BY GOTHAM AND NOT ON BEHALF OF THE BOARD OF TRUSTEES OF THE COMPANY.

     YOUR VOTE IS EXTREMELY IMPORTANT. If you do not submit a proxy card or vote in person at the Special Meeting, your Shares will not be voted on the Gotham Proposal, the Gotham Nominees or the Current Board's Proposal. If you agree with Gotham's efforts, we ask for your support by immediately signing, dating and mailing the enclosed WHITE AND BLUE proxy card in the postage-paid envelope provided.

     SHARES IN YOUR NAME. No matter how many Shares you own, vote "FOR" the Gotham Proposal and the Gotham Nominees and "AGAINST" the Current Board's Proposal by signing, dating and mailing the enclosed WHITE AND BLUE proxy card in the postage-paid envelope provided. Sign the WHITE AND BLUE proxy card exactly as your name appears on the share certificate regarding your Shares.

     SHARES IN YOUR BROKER'S OR BANK'S NAME. If you own Shares in the name of a brokerage firm, bank or other nominee, your broker, bank or other nominee cannot vote your Shares for the Gotham Proposal and the Gotham Nominees and against the Current Board's Proposal unless it receives your specific instructions. Please sign, date and mail as soon as possible the enclosed WHITE AND BLUE proxy card in the postage-paid envelope that has been provided by your broker, bank or other nominee to be sure that your Shares are voted, or contact the person responsible for your account and instruct that person to execute a WHITE AND BLUE proxy card on your behalf.

     QUESTIONS AND ASSISTANCE. If you have not received a WHITE AND BLUE proxy card or have any questions or need assistance in voting, please call:

                         Beacon Hill Partners, Inc.
                              90 Broad Street
                          New York, New York 10004
                       (212) 843-8500 (CALL COLLECT)
                                     or
                       CALL TOLL-FREE (800) 253-3814

     PLEASE REMEMBER TO DATE YOUR WHITE AND BLUE PROXY CARD, AS ONLY YOUR LATEST DATED PROXY WILL COUNT AT THE SPECIAL MEETING. IF YOU HAVE ANY DOUBTS AS TO WHETHER YOUR PROXY WILL BE RECEIVED IN TIME TO BE CAST AT THE SPECIAL MEETING, PLEASE CALL BEACON HILL PARTNERS, INC. PROMPTLY.

                            THE SPECIAL MEETING

     The Special Meeting is scheduled to be held in the Forum Conference & Education Center, located at One Cleveland Center, 1375 East 9th Street, Cleveland, Ohio, on Tuesday, May 19, 1998, at 10:00 A.M., local time. April 28, 1998 has been set as the record date for determining the Beneficiaries entitled to notice of and to vote at the Special Meeting (the "Record Date"). Only Beneficiaries of record of Shares on the Record Date will be entitled to vote at the Special Meeting, and will be entitled to one vote for each Share held on the Record Date. Gotham and two of its affiliates, Gotham Partners II, L.P. ("Gotham II") and Gotham International Advisors, L.L.C. ("Gotham Advisors" and together with Gotham and Gotham II, the "Gotham Funds"), beneficially own an aggregate of 3,047,800 Shares (including 100 Shares held of record by Gotham and the remainder held in "street name"), which collectively represent approximately 9.65% of the Shares outstanding (based on information publicly disclosed by the Company). The Gotham Funds intend to cause all of such Shares to be voted FOR the adoption of the Gotham Proposal and the election of the Gotham Nominees and AGAINST the adoption of the Current Board's Proposal.

     GOTHAM'S PROPOSAL AND NOMINATIONS WILL BE CONSIDERED AT THE SPECIAL MEETING. Gotham was successful in trial court in Ohio in defeating the Company's preliminary injunction motion which would have kept the Gotham Proposal and the Gotham Nominees from being considered by the shareholders at the Special Meeting. As more fully described below, the Company tried to enjoin Gotham on various grounds in the Ohio courts from making its proposal and nominations, but was wholly unsuccessful. See "Certain Litigation." Gotham believes that the following excerpt from the trial court's opinion in this matter is highly informative as to the motives of the Company and its management:

     The evidence adduced at this hearing demonstrated that the efforts of First Union's management following Gotham's July 14, 1997 letter were primarily motivated by a desire to derail Gotham's efforts to change the Company's course and replace top management. First Union's management's efforts to disenfranchise Gotham do not appear to be designed to protect First Union's REIT status but rather management. All the shareholders should have a fair opportunity to decide the direction of their corporation at the . . . meeting.

     YOU SHOULD SIGN, DATE AND MAIL THE ENCLOSED WHITE AND BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED EVEN IF YOU HAVE ALREADY SUBMITTED A WHITE PROXY CARD. You may have previously been provided with a proxy statement and proxy card by Gotham. However, because the Company failed to distribute its proxy materials to the shareholders in sufficient time prior to the Annual Meeting date set for April 14, 1998 (purportedly because the Company did not want to distribute the materials while it was engaged in settlement discussions with Gotham), the Company determined to postpone the Annual Meeting and the Record Date. It was agreed by Gotham and the Company that the Annual Meeting would be omitted and the Special Meeting with the new record date would be held in lieu thereof. Gotham only agreed to this change upon the Company's agreement that (1) the Company would not provide any new employee benefits or compensation outside the ordinary course of business (Gotham was highly distressed at recent purported amendments to Mr. James Mastandrea's employment contract potentially adding in excess of $8 million to his existing compensation package, as described more fully in "Certain Effects of the Adoption of the Gotham Proposal and the Election of the Gotham Nominees" below, as well as new severance and other benefits policies recently purportedly adopted by the Company), (2) the Company would not make any transfers of its assets for less than fair value, (3) the Company would mail Gotham's proxy materials as it is required to do under applicable Federal proxy rules, but which it had previously refused to do, and (4) the Gotham Proposal and the Gotham Nominees would not be prejudiced by the change in characterization of the meeting from an annual meeting to a special meeting. This agreement was then made an order of the trial court. Because of the change in the record date and the meeting date, and because the Company has finally agreed to mail Gotham's proxy materials as it is required to do under the Federal proxy rules, Gotham has decided to update its proxy statement and distribute it to the shareholders with new proxy cards.

     EVEN IF YOU HAVE ALREADY VOTED ON THE WHITE PROXY CARD PREVIOUSLY DISTRIBUTED BY GOTHAM, WHICH WILL BE COUNTED AT THE SPECIAL MEETING, WE URGE YOU TO VOTE IN FAVOR OF THE GOTHAM PROPOSAL AND THE GOTHAM NOMINEES, AND AGAINST THE CURRENT BOARD'S PROPOSAL, ON THE NEW WHITE AND BLUE PROXY CARD.

                            THE GOTHAM PROPOSAL

     Gotham sets forth the following proposal to be considered by the Beneficiaries of the Company at the Special Meeting:

     Proposed, in accordance with Article VIII, Section 8.1 of the Company's Declaration of Trust, as amended (the "Declaration of Trust"),

          (i) that the number of Trustees constituting the full Board of Trustees of the Company shall be determined at the Special Meeting to be fixed at fifteen (an increase of six members); and

          (ii) that two of the newly-created seats of the Board of Trustees of the Company be assigned to each of Class I, Class II and Class III; and

          (iii) that, at the Special Meeting, in addition to electing the three Trustees to fill the seats of the three Trustees in Class II whose terms are expiring, the Beneficiaries of the Company shall also elect six Trustees (two Trustees to each of Class I, Class II and Class III) to serve in the newly-created seats established in paragraph (ii) above.

     YOU ARE URGED TO VOTE FOR THE GOTHAM PROPOSAL ON THE ENCLOSED WHITE AND BLUE PROXY CARD.

              GOTHAM'S PROPOSED BUSINESS PLAN FOR THE COMPANY

     The adoption of the Gotham Proposal and the election of the Gotham Nominees will result in the Gotham Nominees obtaining a majority of the seats on the Company's Board of Trustees. Gotham is taking these steps because of its disappointment with the Company's fundamental business performance as measured on a per Share basis and Gotham's belief that the Company and its existing management have not successfully pursued certain alternatives to maximize the value inherent in its paired share structure. These alternatives include (i) the sale of the Company, (ii) a partnership with a strategic investor, (iii) the acquisition of appropriate operating businesses at economically attractive prices which will take advantage of the Company's paired share structure, and (iv) a change in management. In addition, Gotham does not believe that current management of the Company has developed, or is capable of developing or implementing, the changes to the Company's strategic plan which will be required if the utility of the Company's paired share structure is substantially limited by the passage into law of pending legislation. See "Certain Effects of the Clinton Administration Budget Proposal and Proposed Congressional Legislation." If elected, the Gotham Nominees, subject to their fiduciary duties, will consider adopting the proposed business plan for the Company as outlined below.

                              Background
                              ----------


     Gotham believes that it is difficult in the current real estate investment environment in the U.S. to earn attractive returns on capital operating as a conventional real estate investment trust. In Gotham's view, the Company has historically paid high prices for real estate and parking assets, and returns to shareholders have suffered as a result. The Company's stock has increased by a compound annual rate of less than 1% from July 19, 1993, the date James Mastandrea, the Company's current Chairman, President and CEO, joined the Company, to April 15, 1998, and the Company's dividend has declined by 39% during this period. Gotham's goal is to maximize total return to shareholders over a multi-year investment horizon through both capital appreciation and increased distributions to shareholders.

     Gotham believes that the current U. S. real estate markets are substantially efficient such that an acquisition strategy that relies on purchasing competitively marketed real estate assets is unlikely to offer above-average returns. Gotham believes that if the Company is to be successful in delivering attractive returns to shareholders, it must adopt a more opportunistic investment and operating strategy and must achieve certain competitive advantages.

     Gotham believes that significant opportunities exist in real estate and real-estate-related investments, but that in the current competitive environment, a management team experienced in implementing complex transactions with an extensive network of relationships and access to deal flow is required to succeed. Gotham believes that the Company's existing senior management team does not possess the experience, skills or network of relationships required to implement such a strategy. If elected, the Gotham Nominees intend to immediately seek suitable replacements who are capable of implementing such a strategy.

     Gotham intends to identify a Chief Executive Officer and other senior members of management with substantial real estate investment and operating experience as well as an extensive background in the capital markets, including public and private equity investing. Gotham has not yet identified the members of the new management team, but is in preliminary discussions with several strong potential candidates.

         Basic Investment Principles and Structural Considerations
         ---------------------------------------------------------


1.    Long-Term Economic Goal

     Gotham's long-term economic goal is to maximize the rate of gain in the Company's intrinsic asset and business value on a per Share basis. Gotham believes that there is a direct relationship between growth in the Company's free cash flow per Share and growth in the Company's intrinsic value per Share. Gotham believes that the Company's free cash flow per Share will grow at a rapid rate if the Company is able to invest capital and earn returns well in excess of its cost of capital. Gotham believes that growth in intrinsic value per Share occurs when capable management and the Company's Board of Trustees are motivated to think like owners. Outlined below are proposed Share ownership goals and modifications to the existing management compensation program which Gotham believes will contribute to the long-term economic goals of the Company.

2.    Alignment of Interest with Shareholders

     Gotham believes that shareholder value is most likely to be created when the Board's and management's interests are aligned with the interests of the shareholders. By virtue of Gotham (together with its affiliates) being the Company's largest shareholder as of the date hereof with ownership of 3,047,800 Shares, the nominees affiliated with Gotham have a substantial interest in the Company, and will be extremely motivated to increase the value of the Company's Share price. Gotham will encourage all Board members to commit substantial personal funds to purchase stock in the Company so that they are similarly motivated.

     Gotham believes that management must have a significant portion of its net worth invested in the Company in order to align management's interests with shareholders. While outright grants of Shares and options to executives may motivate management to create value, they create an alignment in only one direction. Gotham believes that "Heads I win, Tails you lose"-type compensation structures are not conducive to long-term value creation for shareholders.

     The Company's existing compensation plan generally provides for outright grants to executives based on a percentage of the absolute number of Shares outstanding and on growth in funds from operation ("FFO"). As a result, management is motivated to grow Shares outstanding and FFO without regard to the per Share impact this growth will have. Gotham believes that the damaging effects of such a compensation structure are demonstrated by examining the Company's recent performance. Over the last 18 months, Shares outstanding have approximately doubled. However, per Share FFO for 4th Quarter 1997 has declined by more than 27% from the prior year period. Growth for growth's sake does not increase value for shareholders, and can be significantly destructive to shareholder value over the long term.

     Gotham believes that the growth in per Share intrinsic value of the Company will correspond to the growth in the Company's free cash flow per Share in the future. As a result, Gotham's view is that a management compensation program based on free cash flow growth per Share will best align management's interest with shareholders' long-term goals. The Gotham Nominees intend to modify the existing compensation arrangement for senior management accordingly. In addition, Gotham believes that employees other than the most senior management should similarly be compensated based on free cash flow growth in the segments of the business under their supervision.

3.    Paired Share Structure

     In the event proposed legislation that would limit the utility of the Company's paired share structure is passed into law, the Gotham Nominees intend to seek to modify the Company's existing structure so that it complies with the proposed legislation while continuing to allow for acquisitions of businesses which have assets or income which are not permitted to be held or received by a REIT. These structural modifications may include the distribution of shareholders' interest in the management company to the Company's shareholders, the formation of a "paper-clip" structure, or some other alternative that will allow the Company's shareholders to continue to invest in real-estate-intensive operating businesses through the Company in conjunction with a related entity and permit the Company to continue to qualify as a REIT. There is no assurance that any such alternative can be achieved. In addition, each alternative has advantages and disadvantages, and the alternative, if any, ultimately pursued by the Company will be chosen based upon an analysis of the risks and rewards of each of the alternatives open to the Company.


4.    UPREIT Structure

     In contemplation of the new investment strategies of the Company, the Gotham Nominees intend to consider employing an UPREIT structure to enable the tax-advantaged acquisition of assets or businesses held in partnership or limited liability company form. Such a structure would contemplate the contribution of the assets of the Company to an operating partnership in exchange for ownership interests in such operating partnership. Assets and businesses to be acquired could be contributed by their owners to the operating partnership in exchange for ownership interests in the operating partnership. This structure could enable the Company to make future acquisitions for equity (rather than cash) consideration, and would permit the Company to use an acquisition currency that under certain circumstances could result in favorable tax treatment to the owners of the acquired businesses. This could serve to reduce the price paid by the Company in such transactions. The UPREIT structure could prove to be a highly effective growth vehicle for the Company.


5.    Capital Structure -- Equity

     Gotham believes that the Company should be cautious when issuing equity capital. Gotham believes that many REITs, in particular the Company, have not carefully considered the cost of selling equity in their calculation of the appropriate pricing and timing of raising equity capital. Gotham believes that dilutive equity issuance is a significant contributor to the Company's per Share FFO dilution over the past 18 months. In Gotham's view, the Company should only raise equity capital when the Company is confident that it can earn returns in excess of the cost of equity capital raised. Similarly, Gotham believes that the Company should only use equity to acquire assets or businesses when it receives as much business or asset value as it gives up when it issues Shares. Gotham believes the Company should always compare a potential transaction opportunity with the purchase of its own Shares in the open market. Depending upon the Company's trading value in the open market, share repurchases can create significant value for shareholders.


6.    Capital Structure -- Debt

     Gotham believes that non-recourse secured debt is preferable to recourse corporate debt for a REIT. By segregating leverage on an asset-by-asset basis, the Company can reduce the risk of one failed project impacting the health of the overall enterprise. Gotham believes that the use of leverage can reduce substantially the cost of the Company's capital, and if structured appropriately on a non-recourse, individual asset basis, can dramatically reduce systemic risk for shareholders.

     While debt can reduce a REIT's cost of capital, the amount of debt the Company can support must be carefully monitored. Gotham believes that it is critical that the Company be in a strong financial position with the ability to comfortably meet future obligations, and have the financial flexibility to pursue opportunities as they arise. For this reason, Gotham will encourage the Company to maintain prudent levels of debt.

                            Investment Strategy
                            -------------------

     If the Gotham proposed business plan is adopted, the Company's investment strategy will emphasize the following types of transactions among others:

1.    Acquisitions of Private Family Real Estate Businesses


     Gotham believes that there are a substantial number of private real estate businesses owned by families who seek liquidity for their businesses, but whose primary motivation for sale include factors in addition to price. These other factors include tax considerations, preservation of employment for key employees, simplicity of execution of a transaction, form of purchase price consideration, and estate planning factors.

     Gotham believes that for many such owners going public independently is not an appealing option because of (1) their unwillingness or lack of interest in engaging in the activities required to take a company public,
(2) the requirements of growth imposed by Wall Street on most REITs, (3) a general discomfort in dealing with the Wall Street and investment communities, and/or (4) the lack of liquidity an independent public offering typically provides for such owners.


     In many cases, an all-cash sale is unappealing to such owners because of the immediate tax impact, and also because of other estate planning concerns including the investment management burdens imposed on future generations.


     Gotham believes that a transaction with many other REITs, even those using equity consideration through UPREIT structures, will be unappealing to these owners for several reasons: (1) many other REITs are focused on particular property types or markets or have investment strategies which are inconsistent with the diverse collections of assets of many private family businesses, (2) the undesirability of selling out to long-time competitors, (3) single-product and/or geographically-focused REITs do not offer the potential for diversification for these owners, and (4) many REITs are not managed strictly for the benefit of owners without regard to Wall Street convention or other short-term investment considerations, as Gotham believes the Company should be managed.

     Gotham believes the Company may have a competitive advantage in acquiring these businesses because of its willingness (1) to preserve the tax positions of the owners, (2)to serve as a "one-stop shop" in its willingness to acquire all of the assets of a seller, (3)to absorb the real estate organizations of a seller, allowing an existing management team, to the extent it is mutually desirable, to continue in its management role following the sale, and (4) to operate in a manner that ignores short-term investment considerations and Wall Street convention insofar as it interferes with the Company's ability to generate long-term attractive returns for its shareholders.

2.   Acquisition of Entrepreneurially Managed Real Estate
     Investment Programs

     Gotham believes that it is difficult to attract, hire, and retain talented management, particularly at senior management levels. In addition, Gotham believes that there are numerous property owners who have embarked on entrepreneurial real estate strategies that offer attractive returns who are continually in need of capital to pursue future opportunities. Gotham believes that many such real estate entrepreneurs do not control a sufficient amount of assets to raise capital in the public markets.

     In light of these considerations, and based on Gotham's and the Gotham Nominees' experience in identifying, designing and implementing such transactions, Gotham believes that there are numerous opportunities for the Company to acquire assets in exchange for UPREIT consideration at favorable prices from, and to form joint venture arrangements with, real estate entrepreneurs who can then identify new opportunities for the Company. The benefit of these entrepreneurs' expertise and skills, coupled with the Company's anticipated ability to source attractively-priced equity and debt, further improves the ability of these entrepreneurs working on behalf of the Company to execute transactions at favorable prices. Gotham intends to identify and implement such "platform" opportunities, and to enter into exclusive arrangements with these entrepreneurs for the benefit of the Company. In addition, Gotham intends to encourage the cross-fertilization of intellectual capital among the different platform operators to further improve the operations and deal flow of the Company.

3. Real-Estate-Intensive Operating Businesses and Other Corporate Opportunities

     Gotham believes that there are substantial opportunities for the Company, in conjunction with an affiliated operating entity, to acquire real-estate-intensive operating businesses at attractive prices. Gotham believes these opportunities exist because there are many such businesses held in C Corporation form which in Gotham's view are valued as operating companies without an appropriate value assigned to such companies' significant real estate holdings.

     Gotham will only encourage the Company to acquire real-estate-intensive operating businesses that have attractive economic characteristics at prices that offer above-average returns to the Company. Such acquisitions will be structured in a manner that preserves the Company's REIT status.

4.    Special Situation Opportunities

     Gotham  believes  that  there are  opportunities  for the  Company  to acquire individual real-estate-related assets or portfolios at economically-attractive prices, particularly where complexities exist which make these acquisitions cumbersome for other purchasers. Examples include investments with legal, tax, capital structure or other complexities which make many traditional buyers unlikely competitors. The Company would not limit such assets or portfolios to any single asset type, such as parking lots, or any single geographical market, because Gotham believes that a narrow focus would prevent the Company from pursuing the most economically favorable transactions in the real estate sector.


     Gotham intends to identify a new management team capable of exploiting such complex, special situation opportunities where it believes the Company will have limited competition and where above-average returns are available.


     While Gotham believes that the adoption by the Company of a business plan based on the foregoing is a crucial element to the maximization of the value of the Company for its shareholders, there is no assurance that the plan will be successful, or that the plan as a whole or any specific element thereof can or will be successfully implemented. Certain of the specific elements of the plan may require shareholder approval. If elected, the Gotham Nominees will consider the plan and each of its elements in accordance with their fiduciary duties. Gotham believes that part of the Company's strategic plan should be its continued qualification as a REIT, and the Gotham Nominees, if elected, intend to cause the Company to maintain this status, absent material developments which cannot be foreseen at this time.


                  ELECTION OF GOTHAM NOMINEES AS TRUSTEES

     Gotham is proposing that the Beneficiaries of the Company elect the Gotham Nominees to the Board at the Special Meeting. Currently, the Board of Trustees is composed of nine Trustees and is divided into equal classes known as Class I, Class II and Class III whose terms expire in 2000, 1998 and 1999, respectively. It is proposed that William A. Ackman, David P. Berkowitz and James A. Williams be elected to succeed the current Class II Trustees on the Board (or any Trustee named to fill any vacancy created by the death, retirement, resignation or removal of any of such Class II Trustees) at the Special Meeting. In the event that the Beneficiaries of the Company adopt the Gotham Proposal, it is proposed that Daniel Shuchman and Steven S. Snider be elected to the two Class I seats on the Board created as a result of the adoption of the Gotham Proposal, Mary Ann Tighe and Stephen J. Garchik be elected to the two Class II seats on the Board created as a result of the adoption of the Gotham Proposal, and David S. Klafter and Daniel J. Altobello be elected to the two Class III seats on the Board created as a result of the adoption of the Gotham Proposal. Richard A. Mandel will be nominated for election to the Board in the event that any one of the aforementioned candidates is unable for any reason to be elected and to serve as a Trustee.

     The following table sets forth the name, age and present principal occupation, business address and business experience for the past five years, and certain other information, with respect to each of the Gotham Nominees. This information has been furnished to Gotham by the respective Gotham Nominees. Each of the Gotham Nominees has consented to serve as a Trustee and, if elected, would hold office until the expiration of the term of the Class of Trustees to which such nominee is elected and until his or her successor has been elected and qualified or until earlier death, retirement, resignation or removal.


                                            PRINCIPAL OCCUPATION OR
          NAME, AGE AND                      EMPLOYMENT DURING THE
        BUSINESS ADDRESS                        LAST FIVE YEARS
        ----------------                        ---------------

William A. Ackman (31)...............   Through  a  company  he  owns,  Mr.
Gotham Partners Management Co. LLC      Ackman is  a co-investment  manager
110 East 42nd Street, 18th Floor        of  Gotham  and  Gotham  II.  Since
New York, New York 10017                January  1993,    Mr.  Ackman   has
                                        been the Vice President,  Secretary
                                        and  Treasurer  of GPLP  Management
                                        Corp.,   the  Managing   Member  of
                                        Gotham Partners Management Co. LLC,
                                        an investment  management firm (and
                                        the   General    Partner   of   its
                                        predecessor entity). Mr. Ackman has
                                        been  employed  by Gotham  Partners
                                        Management    Co.   LLC   and   its
                                        predecessor  entity  since  January
                                        1993.  Mr.  Ackman  was  a  general
                                        partner  of  Section  H   Partners,
                                        L.P.,  the  General  Partner of the
                                        Gotham  Partners,  L.P.  and Gotham
                                        Partners II, L.P. investment funds,
                                        from January 1993 through September
                                        1993.   Mr.  Ackman  has  been  the
                                        President,  Secretary and Treasurer
                                        of Karenina Corporation,  a general
                                        partner of Section H Partners, L.P.
                                        since October 1993. Mr. Ackman is a
                                        Senior  Managing  Member  of Gotham
                                        International Advisors, L.L.C., the
                                        investment    manager   of   Gotham
                                        Partners  International,  Ltd.  Mr.
                                        Ackman  is  also  a  member  of the
                                        Executive  Committee of Gotham Golf
                                        Partners,  L.P.  (described below).
                                        Mr.   Ackman  holds  an  A.B.  from
                                        Harvard College and an M.B.A.  from
                                        Harvard Business School. Mr. Ackman
                                        is  a  member   of  the   Board  of
                                        Directors    of    the    Jerusalem
                                        Foundation   and  Chairman  of  its
                                        Investment  Committee.  He is  also
                                        the Chairman of Crimson  Impact,  a
                                        community service organization.

Daniel J. Altobello (57).............   Mr. Altobello has been the Chairman
ONEX Food Services, Inc.                of the Board of ONEX Food Services,
6550 Rock Spring Drive                  Inc., an airline catering  company,
Bethesda, Maryland 20817                since September 1995. Mr. Altobello
                                        has  been  a  partner   in  Ariston
                                        Investment  Partners,  a consulting
                                        firm,  since  September  1995.  Mr.
                                        Altobello    was   the    Chairman,
                                        President   and   Chief   Executive
                                        Officer of  Caterair  International
                                        Corporation,  an  airline  catering
                                        company,  from  November 1989 until
                                        September 1995. Mr.  Altobello is a
                                        member of the  Boards of  Directors
                                        of  American   Management  Systems,
                                        Inc.,  Colorado  Prime  Corporation
                                        and  Blue  Cross  Blue   Shield  of
                                        Maryland.  Mr.  Altobello  holds  a
                                        B.A. from Georgetown University and
                                        an M.B.A.  from  Loyola  College in
                                        Maryland.

David P. Berkowitz (36)..............   Through  a  company  he  owns,  Mr.
Gotham Partners Management Co. LLC      Berkowitz   is   a    co-investment
110 East 42nd Street, 18th Floor        manager of  Gotham  and  Gotham II.
New York, New York 10017                Since January 1993,  Mr.  Berkowitz
                                        has  been  the  President  of  GPLP
                                        Management   Corp.,   the  Managing
                                        Member    of    Gotham     Partners
                                        Management  Co. LLC, an  investment
                                        management  firm  (and the  General
                                        Partner of its predecessor entity).
                                        Mr.  Berkowitz has been employed by
                                        Gotham Partners  Management Co. LLC
                                        and its  predecessor  entity  since
                                        before January 1993. Mr.  Berkowitz
                                        was a general  partner of Section H
                                        Partners, L.P., the General Partner
                                        of Gotham Partners, L.P. and Gotham
                                        Partners II, L.P. investment funds,
                                        from January 1993 through September
                                        1993.  Mr.  Berkowitz  has been the
                                        President,  Secretary and Treasurer
                                        of  DPB   Corporation,   a  general
                                        partner of Section H Partners, L.P.
                                        since October 1993.  Mr.  Berkowitz
                                        is  a  Senior  Managing  Member  of
                                        Gotham   International    Advisors,
                                        L.L.C.  Mr.  Berkowitz  is  also  a
                                        member of the  Executive  Committee
                                        of  Gotham  Golf   Partners,   L.P.
                                        (described  below).  Mr.  Berkowitz
                                        holds a B.S.  and an M.S.  from the
                                        Massachusetts      Institute     of
                                        Technology   and  an  M.B.A.   from
                                        Harvard   Business   School.    Mr.
                                        Berkowitz  is a member of the Board
                                        of  Directors  and  serves  on  the
                                        Executive  Committee  of the Jewish
                                        Community House of Bensonhurst.

Stephen J. Garchik (44)..............   Since  January  1993,  Mr.  Garchik
The Evans Company                       has    been    the   President   of
8251 Greensboro Drive, Suite 850        The  Evans  Company,  a  commercial
McLean, Virginia 22102                  real   estate    development    and
                                        management  firm.  Since July 1996,
                                        Mr.  Garchik has been the  Chairman
                                        of Gotham Golf  Partners,  L.P.,  a
                                        community  golf  course  ownership,
                                        operation      and      development
                                        enterprise  in which  Gotham  has a
                                        substantial investment. Mr. Garchik
                                        holds a B.S. and an M.B.A. from the
                                        University of Pennsylvania.

David S. Klafter (43)................   Mr.  Klafter   has   been   an  in-
Gotham Partners Management Co. LLC      house counsel and  a   principal of
110 East 42nd Street, 18th Floor        Gotham Partners Management Co. LLC,
New York, New York 10017                an   investment  management   firm,
                                        since April 1996.  Mr. Klafter is a
                                        Member  of   Gotham   International
                                        Advisors,  L.L.C.  Mr.  Klafter was
                                        counsel  at  White  &  Case,  a law
                                        firm,   from   January  1993  until
                                        December  1993,  and a  partner  at
                                        White  &  Case  from  January  1994
                                        until April 1996. Mr. Klafter's law
                                        practice was in general  commercial
                                        litigation,  with  an  emphasis  on
                                        real-estate     related    matters,
                                        including  leases,   mortgages  and
                                        loan work-outs. Mr. Klafter holds a
                                        B.A. from  Northwestern  University
                                        and a J.D. from New York University
                                        School  of Law.  He  serves  on the
                                        Visiting  Committee  of the College
                                        of    Arts    and    Sciences    of
                                        Northwestern University.

Richard A. Mandel (35)...............   Mr. Mandel has been  the  President
Alternate Nominee                       of   the   Brokerage   Division  of
Kennedy-Wilson International            Kennedy-Wilson   International,   a
1270 Avenue of the Americas             real    estate    brokerage     and
Suite 1818                              investment  firm,  since   December
New York, New York 10020                1996.   From   October   1993 until
                                        December  1996,  Mr.  Mandel  was a
                                        Managing  Director in charge of the
                                        Asian Operations of  Kennedy-Wilson
                                        International.   From  August  1987
                                        until   October   1993,  he  was  a
                                        Director of Jones Lang  Wootton,  a
                                        real  estate  brokerage  firm.  Mr.
                                        Mandel  is a member of the Board of
                                        Directors     of     Kennedy-Wilson
                                        International.  Mr.  Mandel holds a
                                        B.A. from Washington  University in
                                        St.   Louis  and  an  M.B.A.   from
                                        Northwestern  University's  Kellogg
                                        Graduate School of Management.

Daniel Shuchman (32).................   Mr. Shuchman  has been a  principal
Gotham Partners Management Co. LLC      of Gotham Partners  Management  Co.
110 East 42nd Street, 18th Floor        LLC, an investment management firm,
New York, New York 10017                since October  1994.  Mr. Shuchman
                                        is a Member of Gotham International
                                        Advisors,  L.L.C.  Mr. Shuchman was
                                        an  investment  banker at  Goldman,
                                        Sachs & Co., an investment  banking
                                        firm,  from before  January 1, 1993
                                        until  August  1994.  Mr.  Shuchman
                                        holds a B.A. from the University of
                                        Pennsylvania.

Steven S. Snider (41)................   Since   June   1998,   Mr.   Snider
Hale and Dorr LLP                       has   been   a   senior     partner
1455 Pennsylvania Avenue, N.W.          at Hale and Dorr LLP, a  law  firm.
Washington,  D.C.  20004                Mr.   Snider  is  a   transactional
                                        lawyer involved in a broad spectrum
                                        of real estate,  tax and  corporate
                                        matters.  Mr.  Snider holds an A.B.
                                        from Cornell  University and a J.D.
                                        from the  University of Chicago Law
                                        School.

Mary Ann Tighe (49)..................   Since    November    1984,      Ms.
Insignia/ESG                            Tighe   has   been  an    Executive
200 Park Avenue                         Managing Director  and a member  of
New York, New York 10166                the    Executive   and    Strategic
                                        Planning        Committees       of
                                        Insignia/ESG,   a  commercial  real
                                        estate firm. Ms. Tighe holds a B.A.
                                        from  Georgetown  University  and a
                                        master's degree from the University
                                        of Maryland. She is on the Board of
                                        Directors of the New 42nd Street, a
                                        New   York   City-based   community
                                        revitalization organization.

James A. Williams (55)...............   Since     December    1969,     Mr.
Williams, Williams, Ruby & Plunkett PC  Williams has been the  President of
380 N. Woodward Avenue, Suite 380       Williams, Williams, Ruby & Plunkett
Birmingham, Michigan 48009              PC,  a  lawfirm.  Mr.  Williams has
                                        also been the  Chairman of Michigan
                                        National Bank and Michigan National
                                        Corporation  since  November  1995.
                                        Mr.  Williams holds a B.A. from the
                                        University  of Michigan  and a J.D.
                                        from  Wayne  State  University  Law
                                        School. Mr. Williams is Chairman of
                                        the  Henry  Ford  Hospital  in West
                                        Bloomfield,   Michigan.   He  is  a
                                        Trustee of Henry Ford Health System
                                        and    the    Oakland    University
                                        (Michigan)  Foundation and a member
                                        of the  Board of  Governors  of the
                                        Cranbrook School.


     If the Gotham Proposal is adopted and all of the Gotham Nominees are elected to the Board, the Gotham Nominees will constitute a majority of the members of the Board. If the Gotham Nominees are elected to the existing Class II seats on the Board that will be open at the Special Meeting, but the Gotham Proposal is not adopted by the Beneficiaries of the Company, the Gotham Nominees will not constitute a majority of the Board, but the three Gotham Nominees elected in such case will, in accordance with their fiduciary duties, use their positions on the Board to urge the Board to make certain changes to senior management and to explore other alternatives to maximize shareholder value, including the consideration and implementation of Gotham's proposed business plan for the Company. See "Gotham's Proposed Business Plan for the Company."

     The Gotham Nominees will not receive any compensation from Gotham for their services as Trustees of the Company. Gotham has agreed to indemnify all of the Gotham Nominees against any costs, expenses and other liabilities associated with their nomination and the election contest. Each of the Gotham Nominees has consented to being a nominee of Gotham for election as a Trustee of the Company and to serve as a Trustee if so elected.

     According to the Company's public filings, if elected as Trustees of the Company, the Gotham Nominees who are not employees of the Company would receive under the Company's current policies an annual retainer fee of $12,000 and an attendance fee of $1,000 for each meeting of the Board and each committee meeting attended. The Gotham Nominees, if elected, may consider modifying this fee-based compensation structure to an equity-based incentive program.

     In order to further align their interests with those of the Company's Beneficiaries, the Gotham Nominees who are affiliated with Gotham, namely William A. Ackman, David P. Berkowitz, David S. Klafter and Daniel Shuchman, have agreed to waive all fees and any other compensation payable to them by the Company in the course of their service as Trustees.

     All Trustees of the Company would be reimbursed by the Company for expenses incurred in connection with their services as Trustees of the Company. The Gotham Nominees, if elected, will be indemnified by the
Company for service as a Trustee of the Company to the extent indemnification is provided to Trustees of the Company under the Declaration of Trust of the Company and the By-Laws of the Company, as amended (the "By-Laws").

     The beneficial ownership of Shares by the Gotham Nominees and certain additional information concerning the Gotham Nominees and other participants in this solicitation is set forth on Schedule I of this Proxy Statement.

     Gotham does not expect that any of the Gotham Nominees will be unable to stand for election, but, in the event that any one of the Gotham Nominees is unable to stand for election, the Shares represented by the enclosed WHITE AND BLUE proxy card will be voted for Richard A. Mandel instead of such Gotham Nominee. In addition, Gotham reserves the right to nominate substitute or additional persons if the Company makes or announces any changes to its By-Laws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any or all of the Gotham Nominees. The Company has contested Gotham's nomination of the Gotham Nominees and its making of the Gotham Proposal and is seeking to prevent and nullify such nominations and proposal. The trial Court denied the Company's attempt at obtaining a preliminary injunction that would have prohibited Gotham from making its proposal and nominations and soliciting in favor thereof. See "Certain Litigation." In any such case, Shares represented by the enclosed WHITE AND BLUE proxy card will be voted for all such substitute or additional nominees selected by Gotham.

     In accordance with applicable regulations of the Securities and Exchange Commission (the "Commission" or "SEC"), the WHITE AND BLUE proxy card affords each Beneficiary the opportunity to designate the names of any of the Gotham Nominees whom he or she does not desire to elect to the Board. Notwithstanding the foregoing, Gotham urges Beneficiaries to vote for all of the Gotham Nominees on the enclosed WHITE AND BLUE proxy card. The persons named as proxies on the enclosed WHITE AND BLUE proxy card will vote, in their discretion, for each of the Gotham Nominees who is nominated for election and for whom authority has not been withheld.

     YOU ARE URGED TO VOTE FOR THE ELECTION OF THE GOTHAM NOMINEES ON THE ENCLOSED WHITE AND BLUE PROXY CARD.

                        THE CURRENT BOARD'S PROPOSAL

     The Company's definitive proxy statement in connection with the Special Meeting, as amended, filed with the Commission on April 9, 1998 (the "Company's Proxy Statement"), proposes that the Beneficiaries of the Company vote in favor of fixing the number of Trustees at twelve, an increase of three seats, with one vacancy added to each of the three existing classes of Trustees. Under the Current Board's Proposal, the Beneficiaries would be denied the right to fill these seats. Instead, the incumbent Trustees would be able to pick whomever they wish to fill the new seats whenever they wish to do so, subject only to the nominees being "qualified" (a term left undefined in the Company's Proxy Statement) and, presumably, to the incumbent Trustees' fiduciary duties.

     Gotham is against the Current Board's Proposal because it denies the Beneficiaries the right to choose their Trustees. Gotham believes that the Current Board's Proposal is in contravention of the Declaration of Trust, which provides that the right of Trustees to fill vacancies on the Board of Trustees arises only when a Trustee resigns or is removed or when it is determined subsequent to an election that a newly-elected Trustee is not qualified to serve as a Trustee under the Declaration of Trust, and not in connection with an increase in the size of the Board of Trustees. Gotham believes that the Current Board's Proposal is inconsistent with well-established law which provides that absent an explicit provision in the governing documents to the contrary, shareholders have the right to vote for newly-created seats on a board and these seats are not deemed vacancies. See "Possible Effects of the Adoption of the Gotham Proposal and the Election of the Gotham Nominees--Certain Provisions of the Declaration of Trust" and "Certain Litigation."

     YOU ARE URGED TO VOTE AGAINST THE CURRENT BOARD'S PROPOSAL ON THE ENCLOSED WHITE AND BLUE PROXY CARD.

                       BACKGROUND OF THE SOLICITATION

     On June 4, 1997, Gotham and Gotham II filed a Schedule 13D with the Commission which reported that it had acquired Shares and options to acquire Shares for investment purposes. The Schedule 13D stated that Gotham and Gotham II generally pursue an investment objective that seeks capital appreciation, and that in pursuing this investment objective, Gotham and Gotham II analyze and evaluate the performance of securities owned by them and the operations, capital structure and markets of companies in which they invest on a continuous basis through analysis of documentation on and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).

     Gotham and Gotham II further reported their belief that in order for the Company to maximize shareholder value by taking advantage of its stapled-stock structure, the Company should execute sizable acquisitions of real estate-intensive operating businesses at attractive prices. In addition, Gotham and Gotham II described their concern that (i) in their opinion, existing management does not have the requisite background and experience to implement such a value-maximizing strategy, and (ii) the Company had raised capital in equity offerings that had diluted the holdings of existing stockholders.

     On July 14, 1997, Gotham and Gotham II sent a letter to the Board of Trustees of the Company and the Board of Directors of First Union Management, Inc., the Company's affiliated management company. In summary, the letter raises questions about the Company's strategic plan and states that Gotham and Gotham II have four primary concerns with the Company's management, as follows:

     first, Gotham and Gotham II's belief that management was unaware of the Company's stapled-stock structure until late 1996, as indicated (i) by the Company's description of its strategic plan on October 23, 1996, on which date the Company stated on page S-3 of its convertible preferred stock prospectus that the Company's "five-year strategic plan" consisted of "renovating the properties, repositioning the asset portfolios through targeted acquisitions and dispositions, and improving the operations of the Company," and made no reference to the use of the Company's stapled-stock structure and (ii) by a review of the Company's standard tag line for its press releases, which began mentioning the Company's stapled-stock structure on or about December 4, 1996;

     second, Gotham and Gotham II's belief that the Company overpaid for its Imperial Parking unit, which belief is based on (i) a comparison of the multiple of approximately 17 times 1996 fiscal year EBITDA paid by the Company for Imperial Parking Ltd. to the multiple paid by Apollo Real Estate and AEW Realty Advisors for Allright Parking in October 1996 of less than 10 times 1996 fiscal year EBITDA and (ii) the fact that a significant portion of Imperial Parking's assets are not REIT-eligible because it owns or leases few of its assets and because it is not based in the United States, which limits the Company's ability to take advantage of its stapled-stock structure;

     third, Gotham and Gotham II's belief that the Company's series of equity offerings beginning in October 1996 diluted the value of existing shareholders' holdings through the issuance of additional common stock and preferred stock. This belief arises from the decline in the Company's per share funds from operation of 13% for the third quarter of 1997, and 27% for the fourth quarter of 1997, as compared to the corresponding periods in 1996; and

     fourth, Gotham and Gotham II's belief that management lacks the background and experience to manage an acquisition-intensive operating business because Mr. Mastandrea's background and experience appear to be chiefly in the area of real estate asset management, and because the Company had not made an acquisition of an operating company during the term in office of its current senior management until the Imperial Parking acquisition.

     The letter also described value-maximizing techniques employed by three other stapled-stock REITs (Starwood Lodging Trust, California Jockey Club and Santa Anita Realty), indicated that Gotham and Gotham II would not accept greenmail, and requested a meeting of Gotham representatives with the Trustees and Directors to discuss the matters raised in the letter.

     On July 21, 1997, Mary Ann Jorgenson of Squire, Sanders & Dempsey, L.L.P., outside counsel to the Company, sent a letter to Stephen Fraidin of Fried, Frank, Harris, Shriver & Jacobson, special counsel to Gotham and Gotham II, stating her belief that a reference in the letter sent by Gotham and Gotham II on July 14, 1997 to the effect that Gotham and Gotham II have learned from the example of Warren Buffett to seek investments in great businesses managed by people who they like, trust and admire was inappropriate because of her belief that the use of the word "trust" suggested, by innuendo, that the management of First Union, and specifically Mr. Mastandrea, lacked integrity and honesty.

                                 ---------

     On July 23, 1997, Gotham and Gotham II sent the following letter to James C. Mastandrea, the Chairman, President and CEO of the Company:

     Mr. James C. Mastandrea
     Chairman/President/CEO
     First Union Real Estate
     55 Public Square, Suite 1900
     Cleveland, OH 44113

     Dear Mr. Mastandrea:

     On July 14, we sent a letter to the Trustees of First Union Real Estate and Mortgage Investments and the Directors of First Union Management, Inc. In that letter we asked the Trustees and Directors, as fiduciaries for the company's shareholders, to consider two questions. First, is the company's new strategic plan the most appropriate plan to ensure long-term maximization of shareholder value? Second, is the current management team capable of identifying, executing, and integrating the acquisitions necessary to maximize the value of the company's unusual corporate structure?

     We offered what we believe to be reasoned arguments for questioning the logic of the company's recently revised strategic plan and current management's ability to implement it. In the subsequent week, we have received no substantive response to our letter.

     We are truly interested in being long-term shareholders of First Union and enjoying the benefit of the company's unusual corporate structure over a multi-year period. We have absolutely no interest in any arrangement through which we receive short-term benefit at the expense of other shareholders. Further, we have several specific proposals which we believe will manifest our long-term commitment to First Union.

     We would appreciate the opportunity to meet with the Trustees of First Union Real Estate and Mortgage Investments and the Directors of First Union Management, Inc. to discuss our original concerns and our proposals for the future. We will make ourselves available at your convenience in Cleveland, New York, or any other mutually agreeable location. We look forward to your response.

     Very truly yours,

     Gotham Partners, L.P.
     Gotham Partners II, L.P.

     /s/ William A. Ackman
     ---------------------
     William A. Ackman

     /s/ David P. Berkowitz
     ----------------------
     David P. Berkowitz

                                 ---------

     On August 20, 1997, James C. Mastandrea sent the following letter to David P. Berkowitz of Gotham:

     Mr. David P. Berkowitz
     Gotham Partners Management Co. LLC
     110 East 42nd Street, 18th Floor
     New York, NY 10017

     Dear Mr. Berkowitz:

     First Union's Board of Trustees has asked me to respond to your most recent correspondence.

     Your comments about the Trust's strategy and your stated intentions concerning control of the Trust cause the Board to be concerned about the impact your actions could have on First Union's REIT status. Accordingly, in fulfilling its obligations as fiduciaries to all of our shareholders, the Board formally requests certain information about your holdings pursuant to
     Section 11.7 of the Declaration of Trust of First Union and
     Article VI, Section 6(c) of the By-Laws. Specifically, kindly describe in writing the nature of all such actual, "constructive" (as defined under the Internal Revenue Code) and "beneficial" (as defined under Section 13(d) of the Securities Act [sic] of 1934) ownership of First Union securities by you, your partner, Mr. Ackman, and by any and all Gotham entities, affiliates and group members. In addition, we are requesting that you provide detailed information about the legal status, structure and ownership of each such entity, affiliate and group member.

     Once we have received and reviewed this written information, we will be in a position to consider the proposals you mention. If you will send your suggestions in writing to my attention, the Board will give them the same consideration it gives all shareholder proposals.

     I look forward to hearing from you.

                                         Sincerely,

                                         /s/ James C. Mastandrea
                                         -----------------------
                                         James C. Mastandrea

                                 ---------

     On September 8, 1997, William A. Ackman of Gotham sent the following letter to James C. Mastandrea:

     Mr. James C. Mastandrea
     First Union Real Estate Investments
     55 Public Square Suite 1900
     Cleveland, OH 44113

     Dear Jim:

     We are disappointed that the only substantive response to our letters to you is your request of August 20, 1997 for certain information from us. We assume that your questions about our ownership in First Union relate to the Board's concern about the Trust maintaining its special tax status. We assume that you are acting in good faith by addressing these questions to us, rather than attempting to make it cumbersome for us to work with the Trust in our attempt to increase shareholder value.

     Please be assured that we are well aware of the risks to First Union of a loss of the Company's REIT status or its favorable paired-share structure. In an effort to be responsive, we have addressed your questions below.

     As of the date hereof, Gotham Partners, L.P., a limited partnership, is the actual owner of 877,825 common shares of First Union and constructively owns, within the meaning of Treasury Regulation 1.857-8(c) and Section 544 of the Internal Revenue Code (through ownership of an option), an additional 1,183,150 common shares. In addition, as of the date hereof Gotham Partners II, L.P., a limited partnership, is the actual owner of 9,075 common shares of First Union and constructively owns (as defined above) an additional 16,850 common shares. Neither I nor David Berkowitz, nor any entity under our control, actually, constructively (as defined above) or beneficially owns any other equity interests in First Union.

     We sincerely hope that now that you have received this information you will turn to more fundamental issues, in particular, those raised in our July 14, 1997 letter. As we stated in that letter, we would welcome the opportunity to meet with the Board so that we can discuss our concerns and any proposals we may have in more detail.

     Sincerely,

     /s/ William A. Ackman
     ---------------------
     William A. Ackman

                                 ---------

     On October 7, 1997, Mr. Mastandrea sent the following letter to Mr. Berkowitz:

     Mr. David P. Berkowitz
     Gotham Partners Management Co. LLC
     110 East 42nd Street, 18th Floor
     New York, NY 10017

     Dear David:

     We received your letter of September 8, 1997. It is simply not responsive to the Board's demand for information about the structure of your entities and your group. In particular, you are obligated to provide the names of each and every member of Gotham I and II, as well as each and every member of other entities who own First Union stock. Undoubtedly you are aware that you are obligated under the Declaration of Trust to divulge such ownership information.

     Your partial response and your use of 13D amendments as a media campaign look more like market games than real shareholder interest. If you have serious proposals for First Union's future, provide the ownership information we need, and put your proposals in writing.

     Sincerely,

     /s/ James C. Mastandrea
     -----------------------
     James C. Mastandrea

                                 ---------

     On January 8, 1998, Gotham sent the following letter to Paul F. Levin, Secretary of the Company. The full text of the letter and its exhibits and accompanying documents appear below except for Exhibit C (the "Description of the Proposal" and the "Reasons for the Proposal"), which is summarized.

     Paul F. Levin, Esq.
     Secretary
     First Union Real Estate Equity
     and Mortgage Investments
     55 Public Square, Suite 1900
     Cleveland, Ohio 44113-1937

     Dear Mr. Levin:

          Gotham Partners, L.P. ("Gotham"), a Beneficiary of First Union Real Estate Equity and Mortgage Investments (the
     "Company"), hereby gives notice of the following to the Secretary of the Company pursuant to Article I, Section 7 of the By-Laws of the Company:

          1. Gotham hereby nominates William A. Ackman, David P. Berkowitz and James A. Williams for election as Class II Trustees to the Board of Trustees of the Company at the 1998 Annual Meeting of Beneficiaries of the Company (or any Special Meeting of Beneficiaries held in lieu thereof).

          2. Gotham hereby makes the proposal attached as Exhibit A hereto for consideration by the Beneficiaries at the 1998 Annual Meeting of Beneficiaries of the Company (or any Special Meeting of Beneficiaries held in lieu thereof) (the "Proposal").

          3. Gotham hereby nominates Daniel Shuchman and Steven S. Snider for election to the two Class I seats on the Board of Trustees of the Company created as a result of the adoption of the Proposal; Mary Ann Tighe and Stephen J. Garchik for election to the two Class II seats on the Board of Trustees of the Company created as a result of the adoption of the Proposal; and David S. Klafter and Daniel J. Altobello for election to the two Class III seats on the Board of Trustees of the Company created as a result of the adoption of the Proposal;
               such elections to be held immediately following the approval of the Proposal by the Beneficiaries at the 1998 Annual Meeting of Beneficiaries of the Company (or any Special Meeting held in lieu thereof).

          4. Gotham hereby nominates Richard A. Mandel for election to the Board of Trustees of the Company, provided that Mr. Mandel shall stand for election only in the event that any of Gotham's nominees named in paragraphs 1 or 3 above is unable for any reason to serve as a Trustee of the Company.

          Pursuant to Article I, Section 7 of the By-Laws of the Company, the following documentation is included herewith: (i) the information specified in Article I, Section 7(c)(i) of the By-Laws of the Company with respect to each of Gotham's nominees for election to the Board of Trustees, which is attached as Exhibit B hereto; (ii) a brief description of the Proposal and a statement of Gotham's reasons for making the Proposal, which is attached as Exhibit C hereto; (iii) the information required to be provided pursuant to Article I, Sections 7(c)(iii), (iv) and
     (v) of the By-Laws of the Company, which is attached as Exhibit D hereto; (iv) a certification by Gotham that each of Gotham's nominees meets all of the qualifications for Trustees set forth in the Amended Declaration of Trust of the Company; and (v) a certification by Gotham that the Proposal does not conflict with or violate any provision of the Declaration of Trust of the Company.

          If you have any questions concerning this notice or any related legal matters, please contact our counsel, Alexander R. Sussman of Fried, Frank, Harris, Shriver & Jacobson, at (212) 859-8551.

                   Very truly yours,

                   GOTHAM PARTNERS, L.P.

                      By:  Section H Partners, L.P., its general partner

                           By:  DPB Corporation,
                                a general partner of Section H Partners, L.P.


                                By:  /s/ David P. Berkowitz
                                     ----------------------------
                                     David P. Berkowitz
                                     President

                           By:  Karenina Corporation,
                                a general partner of Section H Partners, L.P.


                                By:  /s/ William A. Ackman
                                     ---------------------------
                                     William A. Ackman
                                     President


                               Exhibit A
                               ---------

                               Proposal
                               --------

          Gotham Partners, L.P. ("Gotham Partners"), a Beneficiary of First Union Real Estate Equity and Mortgage Investments ("the Company"), meeting the qualifications set forth in Article I,
     Section 7 of the By-Laws of the Company, sets forth the following proposal to be considered by the Beneficiaries of the Company at the Company's 1998 Annual Meeting of Beneficiaries (or any Special Meeting of Beneficiaries held in lieu thereof):

          Proposed, in accordance with Article VIII, Section 8.1 of the Company's Amended Declaration of Trust, dated July 25, 1986,

          (i) that the number of Trustees constituting the full Board of Trustees of the Company shall be determined at the 1998 Annual Meeting of Beneficiaries of the Company (or any Special Meeting of Beneficiaries held in lieu thereof) to be fixed at fifteen (an increase of six members); and

          (ii) that two of the newly-created seats of the Board of Trustees of the Company be assigned to each of Class I, Class II and Class III; and

          (iii) that, at the 1998 Annual Meeting of Beneficiaries of the Company (or any Special Meeting of Beneficiaries held in lieu thereof), in addition to electing the three Trustees to fill the seats of the three Trustees in Class II whose terms are expiring, the Beneficiaries of the Company shall also elect six Trustees (two Trustees to each of Class I, Class II and Class III) to serve in the newly-created seats established in paragraph (ii) above.

                               Exhibit B
                               ---------

                      Trustee Nominee Information
                      ---------------------------

          The following is the information required to be given by Gotham Partners, L.P. ("Gotham") with respect to its nominees for election to the Board of Trustees of First Union Real Estate Equity and Mortgage Investments (the "Company") pursuant to
     Article I, Section 7(c) of the By-Laws of the Company. All of such nominees have an understanding with Gotham whereby they have agreed to be nominated to the Board of Trustees by Gotham, and to serve on such Board if elected. In addition, Gotham has agreed to indemnify each of the nominees for any liability incurred by such nominee in connection with his or her nomination for election to the Board of Trustees. None of the nominees has held any position or office with the Company or with an entity affiliated with the Company since January 1, 1993.

     William A. Ackman
     -----------------

     Address: 150 Columbus Avenue, Apt. 4D, New York, New York 10023

     Date of Birth: May 11, 1966 (age 31)

     Citizenship: United States

     Business Address: Gotham Partners Management Co. LLC, 110 East 42nd Street, 18th Floor, New York, New York 10017

     Employment History: Since January 1, 1993, Mr. Ackman has been the Vice President, Secretary and Treasurer of GPLP Management Corp., the Managing Member of Gotham Partners Management Co. LLC, an investment management firm (and the General Partner of its predecessor entity). Mr. Ackman has been employed by Gotham Partners Management Co. LLC and its predecessor entity since January 1, 1993. Mr. Ackman was a general partner of Section H Partners, L.P., the General Partner of the Gotham Partners, L.P. and Gotham Partners II, L.P. investment funds, from January 1, 1993 through September 1993. Mr. Ackman has been the President, Secretary and Treasurer of Karenina Corporation, a general partner of Section H Partners, L.P. since October 1993.

     Directorships Required to be Reported pursuant to Item 401(e)(2) of Regulation S-K: None.

     Involvement in Legal Proceedings Required to be Reported pursuant to Item 401(f) of Regulation S-K: None.

     Daniel J. Altobello
     -------------------

     Address: 9727 Avenel Farm Drive, Potomac, Maryland 20854

     Date of Birth: February 28, 1941 (age 56)

     Citizenship: United States

     Business Address: ONEX Food Services, Inc., 6550 Rock Spring
     Drive, Bethesda, Maryland 20817

     Employment History: Mr. Altobello has been the Chairman of the Board of ONEX Food Services, Inc., an airline catering company, since September 1995. Mr. Altobello has been a partner in Ariston Investment Partners, a consulting firm, since September 1995. Mr. Altobello was the Chairman, President and Chief Executive Officer of Caterair International Corporation, an airline catering company, from January 1, 1993 until September 1995.

     Directorships Required to be Reported pursuant to Item 401(e)(2) of Regulation S-K: Mr. Altobello is a member of the Boards of Directors of American Management Systems, Inc. and Colorado Prime Corporation.

     Involvement in Legal Proceedings Required to be Reported pursuant to Item 401(f) of Regulation S-K: None.

     David P. Berkowitz
     ------------------

     Address: 2109 Broadway, New York, New York 10023

     Date of Birth: March 10, 1962 (age 35)

     Citizenship: United States

     Business Address: Gotham Partners Management Co. LLC, 110 East 42nd Street, 18th Floor, New York, New York 10017

     Employment History: Since January 1, 1993, Mr. Berkowitz has been the President of GPLP Management Corp., the Managing Member of Gotham Partners Management Co. LLC, an investment management firm (and the General Partner of its predecessor entity). Mr. Berkowitz has been employed by Gotham Partners Management Co. LLC and its predecessor entity since January 1, 1993. Mr. Berkowitz was a general partner of Section H Partners, L.P., the General Partner of Gotham Partners, L.P. and Gotham Partners II, L.P. investment funds, from January 1993 through September 1993. Mr. Berkowitz has been the President, Secretary and Treasurer of DBP Corporation, a general partner of Section H Partners, L.P. since October 1993.

     Directorships Required to be Reported pursuant to Item 401(e)(2) of Regulation S-K: None.

     Involvement in Legal Proceedings Required to be Reported pursuant to Item 401(f) of Regulation S-K: None.

     Stephen J. Garchik
     ------------------

     Address: 9605 Sotweed Drive, Potomac, Maryland 20854

     Date of Birth: March 12, 1954 (age 43)

     Citizenship: United States

     Business Address: The Evans Company, 8251 Greensboro Drive, Suite 850, McLean, Virginia 22102

     Employment History: Since January 1, 1993, Mr. Garchik has been the President of The Evans Company, a commercial real estate development and management firm. Mr. Garchik has been the Chairman of Florida Golf Partners, L.P., a golf course ownership, operation and development enterprise, since July 1996.

     Directorships Required to be Reported pursuant to Item 401(e)(2) of Regulation S-K: None.

     Involvement in Legal Proceedings Required to be Reported pursuant to Item 401(f) of Regulation S-K: None.

     David S. Klafter
     ----------------

     Address: 119 Waverly Place, Apt. 3, New York, New York 10011

     Date of Birth: February 24, 1955 (age 42)

     Citizenship: United States

     Business Address: Gotham Partners Management Co. LLC, 110 East 42nd Street, 18th Floor, New York, New York 10017

     Employment History: Mr. Klafter has been an in-house counsel and investment analyst at Gotham Partners Management Co. LLC, an investment management firm, since April 1996. Mr. Klafter was counsel at White & Case, a law firm, from January 1, 1993 until December 1993, and a partner at White & Case from January 1994 until April 1996.

     Directorships Required to be Reported pursuant to Item 401(e)(2) of Regulation S-K: None.

     Involvement in Legal Proceedings Required to be Reported pursuant to Item 401(f) of Regulation S-K: None.

     Richard A. Mandel
     -----------------

     Address: 28 Hilltop Road, Short Hills, New Jersey 07078

     Date of Birth: September 1, 1962 (age 35)

     Citizenship: United States

     Business Address: Kennedy-Wilson International, 1270 Avenue of the Americas, Suite 1818, New York, New York 10020

     Employment History: Mr. Mandel has been the President of the Brokerage Division of Kennedy-Wilson International, a real estate brokerage and investment firm, since December 1996. From October 1993 until December 1996, Mr. Mandel was a Managing Director in charge of the Asian Operations of Kennedy-Wilson International. From January 1, 1993 until October 1993, he was a Director of Jones Lang Wootton, a real estate brokerage firm.

     Directorships Required to be Reported pursuant to Item 401(e)(2) of Regulation S-K: Mr. Mandel is a member of the Board of Directors of Kennedy-Wilson International.

     Involvement in Legal Proceedings Required to be Reported pursuant to Item 401(f) of Regulation S-K: None.

     Daniel Shuchman
     ---------------

     Address: 203 East 72nd Street, Apt. 7D, New York, New York 10021

     Date of Birth: August 4, 1965 (age 32)

     Citizenship: United States

     Business Address: Gotham Partners Management Co. LLC, 110 East 42nd Street, 18th Floor, New York, New York 10017

     Employment History: Mr. Shuchman has been an investment analyst at Gotham Partners Management Co. LLC, an investment management firm, since October 1994. Mr. Shuchman was an investment banker at Goldman Sachs & Co., an investment banking firm, from January 1, 1993 until August 1994.

     Directorships Required to be Reported pursuant to Item 401(e)(2) of Regulation S-K: None.

     Involvement in Legal Proceedings Required to be Reported pursuant to Item 401(f) of Regulation S-K: None.

     Steven S. Snider
     ----------------

     Address: 1624 Foxhall Road, N.W., Washington, D.C. 20007

     Date of Birth: December 31, 1956 (age 41)

     Citizenship: United States

     Business Address: Hale and Dorr LLP, 1455 Pennsylvania Avenue, N.W., Washington, D.C. 20004

     Employment History: Since January 1, 1993, Mr. Snider has been a senior partner at Hale and Dorr LLP, a law firm.

     Directorships Required to be Reported pursuant to Item 401(e)(2) of Regulation S-K: None.

     Involvement in Legal Proceedings Required to be Reported pursuant to Item 401(f) of Regulation S-K: None.

     Mary Ann Tighe
     --------------

     Address: 1320 York Avenue, Apt. 36B, New York, New York 10021

     Date of Birth: August 24, 1948 (age 49)

     Citizenship: United States

     Business Address:  Insignia/ESG,  200 Park Avenue,  New York, New
     York 10166

     Employment History: Since January 1, 1993, Ms. Tighe has been an Executive Managing Director and a member of the Executive and Strategic Planning Committees of Insignia/ESG, a commercial real estate firm.

     Directorships Required to be Reported pursuant to Item 401(e)(2) of Regulation S-K: None.

     Involvement in Legal Proceedings Required to be Reported pursuant to Item 401(f) of Regulation S-K: None.

     James A. Williams
     -----------------

     Address: 3518 Franklin Road, Bloomfield Hills, Michigan 48382

     Date of Birth: March 30, 1942 (age 55)

     Citizenship: United States

     Business Address: Williams, Williams, Ruby & Plunkett PC, 380 N. Woodward Avenue, Suite 380, Birmingham, Michigan 48009

     Employment History: Since January 1, 1993, Mr. Williams has been the President of Williams, Williams, Ruby & Plunkett PC, a law firm. Mr. Williams has also been the Chairman of Michigan
     National Bank and Michigan National Corporation since November
     1995.

     Directorships Required to be Reported pursuant to Item 401(e)(2) of Regulation S-K: None.

     Involvement in Legal Proceedings Required to be Reported pursuant to Item 401(f) of Regulation S-K: None.

                               Exhibit C
                               ---------

          Exhibit C states that the description of the Gotham Proposal is to increase the number of Trustees on the Company's Board of Trustees from its current composition of nine members to fifteen members and to hold an election of Trustees to fill the newly-created positions along with the three seats whose terms are expiring. Exhibit C also reviews in its section on the "Reasons for the Proposal" the correspondence between Gotham and Gotham II and the Company and the performance of the Shares for periods since Mr. Mastandrea became Chairman of the Company, and states that in order to implement steps to maximize shareholder value, Gotham is seeking majority representation on the Board of Trustees at the Annual Meeting.

          Gotham states that upon gaining majority representation on the Company's Board of Trustees and after reviewing relevant information about the business and operations of the Company, it expects that the new board would propose changes in the management of the Company, but that it had not identified new management. In addition, after careful analysis of various factors, in particular the value-maximization strategies of the other paired-share REITs, the new board may cause the Company to change its strategic direction, including, without limitation, identifying a strategic partner or partners, pursuing acquisitions in other real-estate-intensive operating businesses, disposing of non-core assets and/or seeking the sale of the Company in a single transaction or a series of transactions which would preserve and maximize the value of the Company's stapled-stock structure, although Gotham did not have any specific plans regarding any of the foregoing.

                               Exhibit D
                               ---------

                         Proponent Information
                         ---------------------

          The following is the information required to be given pursuant to Article I, Sections 7(c)(iii), (iv) and (v) of the By-Laws of First Union Real Estate Equity and Mortgage
     Investments (the "Company") by a Beneficiary offering a nomination or proposal:

          1. Name and address of the Beneficiary making the proposal or nomination (the "Proponent") as they appear in the share transfer books of the Company: Gotham Partners, L.P., 110 East 42nd Street, New York, New York 10017

          2. Name and address of any other Beneficiary known by the Proponent to be supporting the nomination and proposal: Gotham Partners II, L.P., 110 East 42nd Street, New York, New York 10017

          3. The class and number of shares of Beneficial Interest of the Company ("Shares") owned by the Proponent: Gotham Partners, L.P. owns 1,998,301 Shares and holds an option to acquire 493,150 Shares.

          4. The class and number of Shares owned by any Beneficiaries described in paragraph 2 above: Gotham Partners II, L.P. owns 23,599 Shares and holds an option to acquire 6,850 Shares.

          5. Any financial interest of the Proponent in the Proponent's proposal: Gotham has no interest in the Proposal other than its interest as an owner of Shares and an option to acquire Shares.


                      Certification of Nominees
                      -------------------------

          Pursuant to Article I, Section 7(c) of the By-Laws of First Union Real Estate Equity and Mortgage Investments (the "Company"), the undersigned, Gotham Partners, L.P., a Beneficiary of the Company, hereby certifies that each of its nominees for election to the Board of Trustees of the Company at the 1998 Annual Meeting of Beneficiaries of the Company (or any Special Meeting of Beneficiaries held in lieu thereof), a list of whom is attached hereto as Exhibit A, meets all the qualifications for Trustees set forth in the Declaration of Trust of the Company, including, but not limited to, Section 8.10 thereof.

          IN WITNESS WHEREOF, the undersigned has executed this Certificate on this 8th day of January, 1998.


                         GOTHAM PARTNERS, L.P.

                         By:  Section H Partners, L.P.,
                              its general partner

                              By:  DPB Corporation,
                                   a general partner of Section H Partners, L.P.

                                   By:  /s/ David P. Berkowitz
                                        ----------------------
                                        David P. Berkowitz
                                        President

                              By:  Karenina Corporation,
                                   a general partner of Section H Partners, L.P.


                                   By:  /s/ William A. Ackman
                                        -----------------------
                                        William A. Ackman
                                        President


                               Exhibit A
                               ---------

                               Nominees
                               --------

                           William A. Ackman
                          Daniel J. Altobello
                          David P. Berkowitz
                          Stephen J. Garchik
                           David S. Klafter
                           Richard A. Mandel
                            Daniel Shuchman
                           Steven S. Snider
                            Mary Ann Tighe
                           James A. Williams


                       Certification of Proposal
                       -------------------------

          Pursuant to Article I, Section 7 of the By-Laws of First Union Real Estate Equity and Mortgage Investments (the "Company"), the undersigned, Gotham Partners, L.P., a Beneficiary of the Company, hereby certifies that its proposal to be brought before the 1998 Annual Meeting of Beneficiaries of the Company (or any Special Meeting of Beneficiaries held in lieu thereof), a copy of which is attached as Exhibit A hereto, does not conflict with or violate any provisions of the Declaration of Trust of the Company.

          IN WITNESS WHEREOF, the undersigned has executed this Certificate on this 8th day of January, 1998.

                         GOTHAM PARTNERS, L.P.

                         By:  Section H Partners, L.P.,
                              its general partner

                              By:  DPB Corporation,
                                   a general partner of Section H Partners, L.P.

                                   By:  /s/ David P. Berkowitz
                                        ----------------------
                                        David P. Berkowitz
                                        President

                              By:  Karenina  Corporation,
                                   a general partner of Section H Partners, L.P.

                                   By:  /s/ William A. Ackman
                                        ---------------------
                                        William A. Ackman
                                        President


                               Exhibit A
                               ---------

                               Proposal
                               --------

          Gotham Partners, L.P. ("Gotham Partners"), a Beneficiary of First Union Real Estate Equity and Mortgage Investments ("the Company"), meeting the qualifications set forth in Article I,
     Section 7 of the By-Laws of the Company, sets forth the following proposal to be considered by the Beneficiaries of the Company at the Company's 1998 Annual Meeting of Beneficiaries (or any Special Meeting of Beneficiaries held in lieu thereof):

          Proposed, in accordance with Article VIII, Section 8.1 of the Company's Amended Declaration of Trust, dated July 25, 1986,

          (i) that the number of Trustees constituting the full Board of Trustees of the Company shall be determined at the 1998 Annual Meeting of Beneficiaries of the Company (or any Special Meeting of Beneficiaries held in lieu thereof) to be fixed at fifteen (an increase of six members); and

          (ii) that two of the newly-created seats of the Board of Trustees of the Company be assigned to each of Class I, Class II and Class III; and

          (iii) that, at the 1998 Annual Meeting of Beneficiaries of the Company (or any Special Meeting of Beneficiaries held in lieu thereof), in addition to electing the three Trustees to fill the seats of the three Trustees in Class II whose terms are expiring, the Beneficiaries of the Company shall also elect six Trustees (two Trustees to each of Class I, Class II and Class III) to serve in the newly-created seats established in paragraph (ii) above.

                                 ---------

     On January 16, 1998, Mr. Levin sent the following letter to
Gotham:

     Gotham Partners, L.P.
     10 East 42nd Street
     New York, New York 10017
     Attn:  Mr. David P. Berkowitz
            Mr. William A. Ackman

     Gentlemen:

               The Board of Trustees (the "Board") of First Union Real Estate Equity and Mortgage Investments (the "Trust") has received your notice dated January 8, 1998 (the "Notice"), and, pursuant to Article I, Section 7(d) of the By-Laws of the Trust, hereby gives notice to Gotham Partners, L.P. that the Notice does not satisfy the informational requirements of such Section and is therefore deficient. Because Gotham's Notice is deficient, the proposal and nominations contained in such Notice cannot be presented for action at the 1998 Annual Meeting of Beneficiaries of the Trust (the "Annual Meeting"). However, Gotham may provide curative information to the Secretary of the Trust within five
     (5) days from the date hereof.

               As provided in Article I, Section 7(d) of the By-Laws, Gotham's Notice must set forth as to each nomination or proposal
     (i) the name and address of, and the class and number of shares of the Trust's capital shares which are beneficially owned by, any other beneficiaries of the Trust known by Gotham to be supporting such nomination or proposal on the date of the Notice and (ii) any financial interest of any such beneficiaries in such proposal.

               This notice addresses only those deficiencies in the Notice that are capable of being cured. The Trust does not waive any other requirements of the Declaration of Trust or By-Laws of the Trust or any deficiencies that are not curable. The Board reserves the right to omit from consideration at the Annual Meeting any proposal or nomination that has not been properly made.

                                        Sincerely,

                                        /s/ Paul F. Levin
                                        -----------------
                                        Paul F. Levin
                                        Secretary

                                 ---------

     On January 16, 1998, the Company issued the following press release:

                   FIRST UNION FILES SUIT AGAINST GOTHAM

     Cleveland, Ohio, January 16, 1998 -- First Union Real Estate
     Investments (NYSE: FUR) today announced that it has filed a lawsuit in the Common Pleas Court of Cuyahoga County, Ohio against two Gotham Partners limited partnerships.

     New York-based Gotham recently filed a notice with the Trust and in a Schedule 13-D that it intends to nominate a slate of three individuals to oppose incumbent Trustees, including its Chairman, James C. Mastandrea, and Herman J. Russell and James M. Delaney, for election to First Union's Board of Trustees at the Trust's 1998 Annual Shareholders' Meeting. Gotham also stated that it intends to propose that the size of the Board be expanded from nine to 15 members, and purports to nominate candidates for those prospective new seats as well. First Union asserts in its complaint that Gotham's proposals violate First Union's Declaration of Trust and its By Laws, and could cause permanent damage to the Trust and its shareholders.

     Mastandrea stated, "We filed this lawsuit to protect the integrity of our Declaration of Trust and minimize any potential damage which may have been created."

     First Union Real Estate Investments is a stapled-stock real estate investment trust (REIT) and its shares are traded on the New York Stock Exchange.

                                 ---------

     On January 20, 1998, Gotham sent the following letter to Mr.
Levin:

     Paul F. Levin, Esq.
     Secretary
     First Union Real Estate Equity
       and Mortgage Investments
     55 Public Square, Suite 1900
     Cleveland, Ohio 44113-1937

     Dear Mr. Levin:

          In response to your letter notice to Gotham Partners, L.P., dated January 16, 1998, we note that your purported notice is defective and ineffectual in at least three respects. First, your letter notice states that, "As provided in Article I, Section 7(d) of the By-Laws, Gotham's notice must set forth as to each nomination and proposal" certain information; but Section 7(d) has no such requirement. Second, the Board of Trustees has failed to identify, as required by Article I, Section 7(d) of the By-Laws, the "material respect" in which Gotham Partners, L.P.'s notice of nominations and proposal, dated January 8, 1998 (the "Notice"), allegedly does not satisfy the information requirements of Section 7(c). Third, Gotham Partners, L.P.'s notice did respond to the requirements of Section 7(c) and, therefore, your quoting those requirements in your letter is inadequate to allow Gotham Partners, L.P. to correct any alleged deficiency.

          Notwithstanding the foregoing and without waiving any of our rights, we hereby provide First Union Real Estate Equity and Mortgage Investments ("First Union"), the following information:

          1. Gotham Partners II, L.P., is known by Gotham Partners, L.P. to support its nominations and proposal.

          2. The address of Gotham Partners II, L.P. is 110 East 42nd Street, 18th Floor, New York, New York 10017.

          3. Gotham Partners II, L.P. is the owner of 23,599 shares of Beneficial Interest of the Company, par value $1.00 per share (the "Shares"), and holds an option to acquire 6,850 Shares.

          4. Other than through its ownership of Shares described in item 3, Gotham Partners II, L.P. has no financial interest in the proposal referred to above.

          5. Gotham Partners, L.P. does not have knowledge of any other beneficiary of First Union supporting its nominations or proposal as of the date of the Notice.

          The foregoing is hereby incorporated by reference and made a part of the notice.

          Gotham Partners, L.P. believes that its Notice satisfies the requirements of the Declaration of Trust and By-Laws of First Union, including without limitation the informational requirements of Article I, Section 7(c) of the By-Laws of First Union. If this does not comport with the understanding of First Union, we expect that you will provide immediate notice of that position. If First Union does not comply with the preceding sentence and attempts to omit the proposal or any of the nominations made by Gotham Partners, L.P., from consideration at the 1998 Annual Meeting of the Beneficiaries of First Union (or any special meeting of Beneficiaries of First Union called in lieu thereof), we intend to pursue all of our rights and remedies.

          Please direct all future correspondence relating to this matter to both of our litigation counsel, Alexander R. Sussman at Fried, Frank, Harris, Shriver & Jacobson, One New York Plaza, New York, New York 10004, and David C. Weiner at Hahn, Loeser & Parks LLP, 3300 BP America Building, 200 Public Square, Cleveland, Ohio 44114-2301.

                         Very truly yours,

                         GOTHAM PARTNERS, L.P.

                         By:  Section H Partners, L.P.,
                              its general partner

                              By:  Karenina Corporation,
                                   a general partner of Section H Partners, L.P.

                                   By:  /s/ William A. Ackman
                                        ---------------------
                                        William A. Ackman
                                        President

                              By:  DPB Corporation,
                                   a general partner of Section H Partners, L.P.

                                   By:  /s/ David P. Berkowitz
                                        ----------------------
                                        David P. Berkowitz
                                        President

                                 ---------

     On January 20, 1998, Alexander R. Sussman of Fried, Frank, Harris, Shriver & Jacobson, special counsel to Gotham and Gotham II, and David C. Weiner of Hahn, Loeser & Parks LLP, co-counsel, sent a letter to Frances
Floriano Goins of Squire, Sanders & Dempsey, L.L.P., counsel to the Company. Mr. Sussman and Mr. Weiner urged the Company to desist from what they believed were entrenchment tactics and harassing litigation in responding to the Gotham Proposal and the Gotham Nominations. The letter continues as follows:

          . . . Gotham I seeks to give First Union Beneficiaries/stock-holders a choice about the company's future management, business direction and value maximization strategy, by allowing stockholders the option to vote for Gotham I's nominations and proposal. At a minimum, it is obviously in the interest of First Union and all of its stockholders to avoid unnecessary and wasteful costs and burdens during the forthcoming proxy contest. We believe the contest should be decided in a businesslike manner, with free stockholder choice, full disclosure, and a vote on the merits of the Trustee candidates and their plans for First Union.

          Any disputes between the parties should be resolved without litigation. If there is to be litigation, however, it should come after the April 14 Annual Meeting and stockholder vote, in order to avoid costly distraction during the proxy contest and premature judicial consideration of issues that may be mooted by the outcome of the contest. Accordingly, we are making the following demands and taking the following actions:

          1. As the first order of business, First Union's purported "notice of deficiency" with respect to Gotham I's notice, dated January 8, 1998 of Gotham I's nominations and proposal pursuant to Article I, Section 7 of First Union's By-Laws ("Gotham I's Notice"), must be resolved immediately. Despite Gotham I's express request on page 2 of Gotham I's Notice that any questions be addressed to Mr. Sussman, the "notice of deficiency" was sent by Paul Levin, First Union's Secretary, in a letter to Gotham I, dated January 16, 1998, and was referenced in a lawsuit filed on that date, without any prior communication to Gotham I or to Mr. Sussman.

          We are enclosing a copy of Gotham I's letter response, dated as of today, to Mr. Levin's unexplained statement that Gotham I's Notice "does not satisfy the informational requirements of [First Union's By-Laws] and is therefore deficient." As Gotham I's letter explains, Mr. Levin's purported notice was defective and ineffectual. Moreover, we believe that Gotham I's Notice was in full compliance with the Trust and By-Laws as well as the informational requirements of Article I, Section 7(c) of the By-Laws. In any case, any information that was not provided was immaterial and any purported deficiency was similarly immaterial and did not require any further response.

          According to Mr. Levin's letter, "Gotham may provide curative information to the Secretary of the Trust within five
     (5) days from the date hereof [January 16, 1998]." Since the cure period ends tomorrow, Wednesday, January 21, 1998, we require that you advise us by 2:00 p.m. today whether the Notice, as amended, is deemed effective and not deficient by First Union. If you cannot so advise me by that time, we ask that you be available this afternoon at 2:00 p.m. to join us in a conference call with the federal court (see Point 3 below), so that we may arrange for a hearing to be held at the Court's convenience tomorrow, Wednesday, January 21, 1998. At such hearing we plan to petition the Court for appropriate relief to protect the Gotham Partnerships from any claim that the informational requirements of First Union's By-Laws have not timely been met.

          2. This morning, the Gotham Partnerships have removed First Union's state court lawsuit to the United States District Court for the Northern District of Ohio, Eastern Division. Enclosed is a copy of the Notice of Removal. There is diversity between the parties and any litigation between First Union and the Gotham Partnerships will be in the context of a proxy contest with proxy violation claims subject to the federal court's exclusive jurisdiction.

          3. Despite our preference that disputes between the parties either be resolved without court intervention or subsequent to the vote at First Union's Annual Meeting, in order to protect the Gotham Partnerships' rights, we have filed counterclaims in the removed federal action. We are herewith serving the Answer and Counterclaim along with our initial discovery requests.

          4. As set forth in our federal counterclaims, First Union's management and Trustees have a fiduciary obligation to act in a manner consistent with the interests of First Union and its stockholders. While we have not named any individual counterclaim defendants, we reserve the Gotham Partnerships' right to do so should any individuals violate their fiduciary duties to the Trust and its stockholders.

          We look forward to hearing from you before 2:00 p.m. today, as requested above.

      Sincerely,

      /s/ Alexander R. Sussman             /s/ David C. Weiner
      ------------------------             -------------------
      Alexander R. Sussman                 David C. Weiner

                                 ---------

     On January 20, 1998, Mr. Levin sent the following letter to Gotham:

     Gotham Partners, L.P.
     110 East 42nd Street, 18th Floor
     New York, New York 10017

     Attn:  Mr. David P. Berkowitz
            Mr. William A. Ackman

     Gentlemen:

          In response to your letter dated January 20, 1998 and its attempt to cure deficiencies in providing information required by
     Article I, Section 7(c) of First Union's By-Laws, the Notice (as defined in your letter) continues to be deficient in not identifying limited partners and other Beneficiaries and beneficial owners who support Gotham's proposal and nominations.

                                        Sincerely,

                                        /s/ Paul F. Levin
                                        -----------------
                                        Paul F. Levin
                                        Secretary

                                 ---------

     On January 21, 1998, Gotham sent the following letter to the Secretary of the Company:

     Paul F. Levin, Esq.
     Secretary
     First Union Real Estate Equity
       and Mortgage Investments
     55 Public Square, Suite 1900
     Cleveland, Ohio 44113-1937

     Dear Mr. Levin:

          We are in receipt of your letter of January 20, 1998, in which you contend that the notice of nominations and proposal submitted by Gotham Partners, L.P. ("Gotham"), dated January 8, 1998 (the "Notice"), as supplemented by Gotham's letter, dated January 20, 1998, does not satisfy the informational requirements of Article I, Section 7(c) ("Section 7(c)") of First Union's By-Laws, because it allegedly "continues to be deficient in not identifying limited partners and other Beneficiaries and beneficial owners who support Gotham's proposal and nominations." Gotham continues to believe that your notice of deficiencies is defective and ineffectual and that Gotham's Notice satisfies the requirements of Section 7(c).

          Notwithstanding the foregoing and without waiving any of our rights, to the extent you are making a technical objection to our Notice, we hereby provide First Union the additional information attached hereto as Exhibit A.

          To the extent First Union's position results from its disbelieving our certification that Gotham Partners II, L.P. is the only "other Beneficiar[y] known by such Beneficiary [Gotham] to be supporting [Gotham's] nomination or proposal on the date of such Beneficiary's notice," which is the information required by
     Section 7(c), we would like to reconfirm that, as of the date of the Notice and as of today's date, Gotham has no knowledge of any Beneficiary or beneficial owner of any Shares, other than the Shares beneficially owned by Gotham and Gotham II as set forth on Exhibit A hereto, that is known to be supporting its nominations or proposal.

          We request your confirmation that Gotham has satisfied
     Section 7(c)'s informational requirements.

          If you still contend that our Notice and the additional information we have provided today and yesterday is somehow deficient, we request that you provide immediate notice of that position and additional time to cure.

          If First Union does not confirm that Gotham's Notice complies with Section 7(c), Gotham reserves all of its rights and remedies and will seek appropriate relief, if and when required, in the pending federal court action.

                         Very truly yours,

                         GOTHAM PARTNERS, L.P.

                         By:  Section H Partners, L.P.,
                              its general partner

                              By:  Karenina Corporation,
                                   a general partner of Section H Partners, L.P.

                                   By:  /s/ William A. Ackman
                                        ---------------------
                                        William A. Ackman
                                        President

                              By:  DPB Corporation,
                                   a general partner of Section H Partners, L.P.

                                   By:  /s/ David P. Berkowitz
                                        ----------------------
                                        David P. Berkowitz
                                        President


                               Exhibit A
                               ---------

          We hereby provide First Union Real Estate Equity and Mortgage Investments ("First Union"), the following information, which shall be incorporated and made a part of the notice (the "Notice") of Gotham Partners, L.P. ("Gotham") to First Union relating to its proposal and nominations for consideration at First Union's 1998 Annual Meeting of Beneficiaries (or any special meeting held in lieu thereof):

          Gotham is the record and beneficial owner of 100 shares of Beneficial Interest, par value $1.00, of First Union (the "Shares"), and the beneficial owner of an additional 2,491,351 Shares (including an option to purchase 493,150 Shares). Gotham Partners II, L.P. ("Gotham II") is the beneficial owner of 30,449 Shares (including an option to purchase 6,850 Shares). The option agreements in connection with the options to acquire Shares held by Gotham and Gotham II are attached as exhibits to the Schedule 13D of Gotham and Gotham II, as amended, which is incorporated herein by reference. Cede & Co. is the record owner of the Shares of which Gotham is the beneficial owner and not the record owner, and is the record holder of all of the Shares of which Gotham II is the beneficial holder. The address of Cede & Co. is 55 Water Street, New York, New York 10041-0099. Gotham and Gotham II intend to instruct Cede & Co. to vote such Shares held of record by Cede & Co. in favor of the proposal and nominations presented in the Notice. In addition, we note the following: the general partner of Gotham is Section H Partners, L.P. The general partners of Section H Partners, L.P. are Karenina Corporation and DPB Corporation. William A. Ackman is the President and sole shareholder of Karenina Corporation. David P. Berkowitz is the President and sole shareholder of DPB Corporation. In such indicated capacities, Section H Partners, L.P., Karenina Corporation, DPB Corporation, William A. Ackman and David P. Berkowitz may be deemed to be beneficial owners of the Shares described above as beneficially held by Gotham and Gotham II. All of such entities and persons support the nominations and proposal made by Gotham in the Notice, and the address of each of such entities and persons is care of 110 East 42nd Street, 18th Floor, New York, New York 10017. Other than through their respective interests in the Shares described above, none of such entities or persons has any financial interest in the proposal set forth in the Notice or is a Beneficiary or beneficial owner of any other Shares.

          Except as described herein and in the Notice, Gotham has no knowledge of any Beneficiary or beneficial owner of Shares that was known to be supporting its proposal and nominations as of the date of the Notice or is known to be supporting its proposal and nominations as of today's date.

          In addition, although we do not believe that the By-Laws of First Union require us to disclose the following information to First Union, in response to your letter, dated January 20, 1998, Gotham states that it does not have any knowledge of any limited partner of Gotham or Gotham II who supported Gotham's proposal and nominations on the date of the Notice, or, indeed, who supports such proposal and nominations as of today, other than those limited partners who are also nominees of Gotham. David S. Klafter and Daniel Shuchman are limited partners of Section H Partners, L.P. and of Gotham. Mary Ann Tighe and James A. Williams are limited partners of Gotham. None of such persons are Beneficiaries or beneficial owners of any Shares.

          The Notice and supplements thereto provided by Gotham to First Union assume that the definition of the term "beneficial ownership" is that contained in Rule 13d-3 of the Securities Exchange Act of 1934, as amended. If this is not the case, you should inform us immediately of such other definition used by First Union.

                                 ---------


     On January 30, 1998, Gotham sent the following letter and certificate to the Secretary of the Company:


     Paul F. Levin, Esq.
     Secretary
     First Union Real Estate Equity
       and Mortgage Investments
     55 Public Square, Suite 1900
     Cleveland, Ohio 44113-1937

     Dear Mr. Levin:

          Gotham Partners, L.P. ("Gotham") is a holder of record of shares of Beneficial Interest, par value $1.00 per share ("Shares"), of First Union Real Estate Equity and Mortgage Investments (the "Company"), and is entitled to vote its Shares at the 1998 Annual Meeting of Beneficiaries of or any special meeting held in lieu thereof (the "Annual Meeting"). In connection with its proposal and nominations to be presented for consideration at the Annual Meeting, Gotham hereby requests that, pursuant to Rule 14a-7 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company elect to either provide Gotham with a list of all of the record holders of Shares (in such form as is required by Rule 14a-7 and as is set forth below) or to mail Gotham's soliciting materials (including proxy statements, forms of proxy and other soliciting materials to be furnished by Gotham) to the record holders of Shares. The Company is required to notify Gotham of its election within five business days of the date hereof.

          In the event that the Company elects to provide Gotham with a list of the record holders of Shares, Gotham hereby requests, and the Company is required to deliver to Gotham within five business days of the date hereof, (i) a reasonably current list of the names, addresses and security positions of all of the record holders, including banks, brokers and similar entities, holding Shares and other securities of the Company in the same class or classes as holders which have been or are to be solicited on management's behalf; and (ii) the most recent list of names, addresses and security positions of beneficial owners as specified in Rule 14a-13(b) promulgated under the Exchange Act, in the possession of the Company, or which subsequently comes into the possession of the Company. In addition, if the Company makes this election, the Company shall furnish Gotham with updated record holder information on a daily basis or, if not available on a daily basis, at the shortest reasonable interval, through the record date of the Annual Meeting.

          In the event that the Company elects to mail Gotham's soliciting materials, the Company shall mail copies of any proxy statement, form of proxy or other soliciting material furnished by Gotham to all of the record holders of Shares, including banks, brokers or similar entities. The Company is required to mail a sufficient number of copies to the banks, brokers and similar entities for distribution to all beneficial owners of Shares. The Company is further required to mail Gotham's materials with reasonable promptness after tender of the material to be mailed, envelopes or other containers therefor, postage or payment for postage and other reasonable expenses of effecting such mailing.

          Gotham also requests, pursuant to clause (a)(1) of Rule
     14a-7, that the Company provide Gotham with the following information within five business days of the date hereof:

          (i) a statement of the approximate number of record holders and beneficial holders of the Company's securities, separated by type of holder and class, owning Shares or other securities in the same class or classes as holders which have been or are to be solicited on management's behalf; and

          (ii) the estimated cost of mailing a proxy statement, form of proxy or other communication to such holders, including to the extent known or reasonably available, the estimated costs of any bank, broker, and similar person through whom the Company has or intends to solicit beneficial owners in connection with the Annual Meeting.

          Enclosed herewith is the certification of Gotham given pursuant to clause (c)(2) of Rule 14a-7.

                         Very truly yours,

                         GOTHAM PARTNERS, L.P.

                         By:  Section H Partners, L.P.,
                              its general partner

                              By:  Karenina Corporation,
                                   a general partner of Section H Partners, L.P.

                                   By:  /s/ William A. Ackman
                                        ---------------------
                                        William A. Ackman
                                        President

                              By:  DPB Corporation,
                                   a general partner of Section H Partners, L.P.

                                   By:  /s/ David P. Berkowitz
                                        ----------------------
                                        David P. Berkowitz
                                        President


                              Certificate
                              -----------

          The undersigned, Gotham Partners, L.P. ("Gotham"), hereby certifies as follows:

          1. The list of security holders of First Union Real Estate Equity and Mortgage Investments (the "Company") which Gotham has requested from the Company will be used to solicit proxies in connection with its proposal and nominations to be presented for consideration at the 1998 Annual Meeting of Beneficiaries of the Company or any special meeting held in lieu thereof (the "Annual Meeting"), which are set forth in Gotham's Notice to the Secretary of the Company dated January 8, 1998.

          2. Gotham will not use the information contained in such list of security holders for any purpose other than to communicate with or solicit security holders regarding the Annual Meeting.

          3. Gotham will not disclose the information contained in such list of security holders to any person other than an employee or agent of Gotham to the extent necessary to effectuate such communication or solicitation.

                         GOTHAM PARTNERS, L.P.

                         By:  Section H Partners, L.P.,
                              its general partner

                              By:  Karenina Corporation,
                                   a general partner of Section H Partners, L.P.

                                   By:  /s/ William A. Ackman
                                        ---------------------
                                        William A. Ackman
                                        President

                              By:  DPB Corporation,
                                   a general partner of Section H Partners, L.P.

                                   By:  /s/ David P. Berkowitz
                                        ----------------------
                                        David P. Berkowitz
                                        President

                                 ---------

     On February 2, 1998, the Secretary of the Company sent the following letter to Gotham and Gotham II:

     Gotham Partners, L.P.
     Gotham Partners II, L.P.
     110 East 42nd Street, 18th Floor
     New York, New York 10017

     Attn: Mr. David P. Berkowitz
           Mr. William A. Ackman

     Gentlemen:

          As you know, the Board of Trustees of First Union Real Estate Equity and Mortgage Investments ("First Union") has determined that securities of First Union claimed to be owned by you constitute "Excess Securities" pursuant to First Union's Declaration of Trust and By-Laws. Despite the fact that the holders of Excess Securities have no right to dividends, you may receive funds representing the dividend declared on December 3, 1997 due to certain agreements between Depository Trust Company and its members and various transfer agents.

          In accordance with the provisions of First Union's By-Laws, you have no right to any such dividend payments for so long as you hold Excess Securities, and you hold such payments as agent for First Union. This result applies to the November payment as well. Any transfer by you of these payments to your limited partners will be at your risk and in violation of the Declaration of Trust.

                                        Sincerely,

                                        /s/ Paul F. Levin
                                        ------------------
                                        Paul F. Levin
                                        Senior Vice President,
                                          General Counsel and Secretary

                                 ---------

     On February 3, 1998, the Secretary of the Company sent the following letter to William A. Ackman and David P. Berkowitz:

     William A. Ackman
     David P. Berkowitz
     Gotham Partners, L.P.
     110 East 42nd St., 18th Floor
     New York, NY 10017

     Gentlemen:

     In response to your request that First Union notify Gotham whether First Union will provide Gotham a shareholder list or mail Gotham's soliciting materials, First Union has no plans to do either.

     As you know, First Union's Board of Trustees has determined, pursuant to the Declaration of Trust and By-Laws, that Gotham's shares are "Excess Securities." As provided in Article VI,
     Section 6 of the By-Laws:

               As the equivalent of treasury Securities for such purposes, the Excess Securities shall not be entitled to any voting rights; shall not be considered to be outstanding for quorums or voting purposes; and shall not be entitled to receive interest or any other distribution with respect to the Securities.

     Consequently, under the Declaration of Trust and By-Laws, your Excess Securities are really treasury shares and are outside the coverage of Regulation 14(a)-7.

                                        Very truly yours,

                                        /s/ Paul F. Levin
                                        -----------------
                                        Paul F. Levin

                                 ---------

     On February 3, 1998, James C. Mastandrea sent the following letter to William A. Ackman and David P. Berkowitz:

     Mr. William A. Ackman
     Mr. David P. Berkowitz
     Gotham Partners, L.P.
     110 East 42nd Street, 18th Floor
     New York, NY 10017

     Gentlemen:

     As you are aware, the Clinton budget proposal has already had a dramatic impact on paired share REITs and certainly has the potential to alter any plans either of us might have had for First Union. As Chairman, I am concerned that our shareholders have seen the value of their First Union holdings negatively impacted since the beginning of the year. According to newspaper accounts, the publicity generated in connection with last year's takeover battle involving Starwood and ITT contributed to a climate of controversy where negative points of view regarding the paired share provision found their way into the media and now into proposed tax policy.

     Recognizing that some of the extraordinary opportunities available to First Union may be eliminated in the next few months, we have very little time to make investments that will be advantageous by utilizing our structure.

     While I don't intend to comment on the merits of your intended proxy fight, it is obvious that it will be time consuming and costly to both of us and only serve to distract us as the window of opportunity closes. The relevance of a proxy contest and its attendant litigation pales next to our mutual concern about shareholder values.

     I believe that we should meet to determine if our concerns regarding the budget proposal merit our working together in the brief time remaining, and if all of the shareholders' interests might best be addressed by cooperation rather than protracted and costly litigation. I have asked our attorneys to postpone further filings to give us a chance to meet, and look forward to hearing from you tomorrow afternoon, no later than 5:00 p.m. Otherwise, I must assume that our present course is your preference.


     Very truly yours,

     /s/ James C. Mastandrea
     -------------------------------
     James C. Mastandrea
     Chairman and Chief Executive Officer

                                 ---------

     On February 5, 1998, Gotham and Gotham II stated in the seventeenth amendment to the Schedule 13D relating to their interest in the Company that the meeting requested by Mr. Mastandrea's February 3, 1998 letter to Messrs. Ackman and Berkowitz took place on February 4, 1998.

                                 ---------


     On March 27, 1998, Gotham issued the press release set forth below. The quotation by Mr. Ackman contained therein is a statement of Mr. Ackman's opinion.


              GOTHAM TO PROCEED WITH PROXY CONTEST TO ELECT NEW
                           TRUSTEES OF FIRST UNION

      NEW YORK, March 27, 1998 - Gotham Partners, L.P. today announced that the Court of Common Pleas, Cuyahoga County, Ohio, has ruled against First Union Real Estate Investments' (NYSE: FUR) attempt to enjoin Gotham from presenting an alternative slate of directors for election at First Union's annual meeting and prevent Gotham from voting its shares. The First Union annual meeting is scheduled for April 14, 1998. Gotham Partners is one of First Union's largest shareholders. First Union is a stapled-stock real estate investment trust (REIT).

      In his decision, Judge Timothy J. McGinty stated:

          The evidence adduced at this hearing demonstrated that the efforts of First Union's management following Gotham's July 14, 1997 letter were primarily motivated by a desire to derail Gotham's efforts to change the Company's course and replace top management. First Union's management's efforts to disenfranchise Gotham do not appear to be designed to protect First Union's REIT status but rather management. All the shareholders should have a fair opportunity to decide the direction of their corporation at the April 14, 1998 annual meeting.

      On July 14, 1997, Gotham sent a letter to the First Union Board of Trustees expressing its strong concerns about management and the strategic direction of the Company and requesting a meeting with the Board of Trustees. The First Union Board of Trustees refused and despite numerous subsequent efforts by Gotham has continued to refuse to address Gotham's concerns.

      William A. Ackman, a principal of Gotham Partners, said, "We are very pleased by the Court's decision and believe it is a victory for all First Union shareholders. First Union's tactics were clearly seen for what they are - a blatant attempt to entrench senior management at all costs by disenfranchising shareholders. We intend to proceed with our efforts to elect new Trustees of First Union and look forward to the vote on April 14. If victorious, we will work hard on behalf of all shareholders to maximize the value inherent in First Union."

      Gotham is soliciting proxies to replace the entire class of three First Union Trustees up for election at this year's annual meeting, which includes First Union chairman and chief executive officer James
      C. Mastandrea, with Gotham nominees Ackman, David P. Berkowitz, also a principal of Gotham Partners, and James A. Williams, chairman of Michigan National Bank. Gotham is also proposing to increase the size of the First Union Board of Trustees from nine members to 15 members and to fill the six new seats with Gotham nominees. In its ruling, the Court found no grounds to invalidate any of Gotham's proposals or any of its nominees for election to the First Union Board of Trustees. If all of the Gotham proposals are approved by First Union shareholders and its nominees elected, the Gotham nominees would hold nine of the 15 seats on the First Union Board.

      If elected, the Gotham nominees intend to propose changes in the senior management of First Union and explore other alternatives to maximize shareholder value.

      Gotham Partners is a private New York investment partnership.

                                 ---------

      On March 27, 1998, the Company issued the following press release:

                      FIRST UNION ANNOUNCES COURT RULING

      CLEVELAND, OHIO, March 27, 1998 - FIRST UNION REAL ESTATE INVESTMENTS (NYSE: FUR) announced today that the Cuyahoga County Common Pleas Court declined today to issue a preliminary injunction that would have clarified procedures and voting rights at the Trust's Annual Meeting.

      James C. Mastandrea, Chairman and Chief Executive Officer of the Trust, stated, "It's unfortunate that Gotham prevailed in this round as it only means further costly time delays and expense to the Trust. We will have to continue the litigation to get the real decision about the Trust's rights and duties."

      Gotham takes the position in its court filings that nothing done in the state court is final, and the entire issue will have to be reconsidered in the pending federal case.

      Mastandrea continued, "Our position remains the same. As we have said in our federal court complaint, a group of hostile shareholders, led by Gotham, wants to take over control of the Board without following the Trust's long-established rules. In our view their proposal to pack the Board with nine of their own people is not allowed under the Declaration of Trust."

      Mastandrea continued, "The Board has worked hard to settle this situation. It is blatantly unfair to allow Gotham, an 8.3% shareholder, to choose nine nominees. The Board of Trustees met twice with representatives of Gotham and once with representatives of Apollo. We believe the fairest approach is to build a consensus slate that reflects representation by several of our large shareholders."

      Month-long settlement discussions broke down on announcement yesterday that a bill had been introduced in the House and Senate that would curb the tax advantages of paired-share REITs. An article in The Wall Street Journal today states that the legislation is almost certain to be enacted.

      The Trust also announced that it has postponed its Annual Meeting and record date. Thomas T. Kmiecik, Senior Vice President and Treasurer of First Union, stated, "We had held off sending out our own proxy materials in hopes of reaching a settlement. In fact, last Friday night we reached an agreement in principle in the Judge's chambers. Now, we'll send out our proxy statement, and we need to give shareholders time to consider their choices."

      First Union Real Estate Investments is a unique stapled-stock real estate investment trust (REIT) headquartered in Cleveland, Ohio, and traded on the NYSE.

                                 ---------

      On March 31, 1998, the Company issued the following press release:

                    FIRST UNION RESCHEDULES ANNUAL MEETING

      CLEVELAND,  March 31 -- First  Union Real Estate  Investments  (NYSE:
      FUR) today announced, with state court approval, that it has rescheduled its 1998 annual meeting of shareholders for Tuesday, May 19, at 10:00 AM. Shareholders of record as of Tuesday, April 28, will be entitled to vote. The meeting will be held at One Cleveland Center in Cleveland.

      The Trustees believe the May meeting date will provide shareholders with sufficient time to evaluate both the First Union and Gotham plans before voting their proxies. The annual meeting had previously been scheduled for Tuesday, April 14.

      First Union Real Estate Investments is a unique stapled-stock real estate investment trust (REIT) headquartered in Cleveland, Ohio, and traded on the New York Stock Exchange.

      In connection with the annual meeting of the beneficiaries of First Union Real Estate Equity and Mortgage Investments ("First Union"), First Union will be soliciting proxies against a proposal of certain beneficiaries and related nominations for seats on the Board of Trustees of First Union. First Union and certain persons named below may be deemed to be "participants" within the meaning of Regulation 14A under the Securities Exchange Act of 1934 in the solicitation of proxies. The "participants" in this solicitation may include the Trustees of First Union (James C. Mastandrea, Kenneth K. Chalmers, William E. Conway, Daniel G. DeVos, Allen H. Ford, Russell R. Gifford, Spencer H. Heine, James M. Delaney and Herman J. Russell) and the following executive officers of First Union: James C. Mastandrea, Steven M. Edelman, Paul F. Levin, John J. Dee and Thomas
      T. Kmiecik. As of February 13, 1998, Mr. Mastandrea beneficially owned 915,559 shares (including shares subject to options exercisable within 60 days) of beneficial interests in First Union. None of the remaining "participants" beneficially owns in excess of 1 percent of First Union's equity securities. Because the dissident beneficiaries have threatened to terminate certain executives of The Trust including Mr. Mastandrea if they win, the named executive officers and certain other officers and employees party to change in control agreements with First Union may be deemed to have an "interest" in the solicitation of proxies.

                                 ---------

      On April 1, 1998, Gotham issued the following press release:

               OHIO COURT ORDERS FIRST UNION NOT TO INCREASE
              COMPENSATION AND BENEFITS OR SELL ASSETS BEFORE
                       SHAREHOLDER VOTE ON DIRECTORS

                   REQUIRES CANCELED SHAREHOLDER MEETING
                             BE HELD ON MAY 19

      NEW YORK, April 1, 1998 - Gotham Partners, L.P. today announced that pursuant to an agreement between Gotham and First Union Real Estate Investments (NYSE: FUR), the Court of Common Pleas, Cuyahoga County, Ohio, has ordered First Union not to provide any new employment benefits or compensation outside the ordinary course of business and has prohibited First Union from any transfer of assets not for fair value prior to the election and seating of directors. Under the order, First Union is required to distribute Gotham's proxy materials in compliance with Federal proxy rules, which First Union had previously refused to do. Gotham is one of First Union's largest shareholders.

      In addition, the Court ordered First Union to hold a special meeting of shareholders on May 19, 1998 in lieu of the 1998 annual meeting. The record date for the meeting will be April 28. First Union's annual meeting of shareholders was scheduled for April 14, but was canceled by First Union last week when the same Ohio Court ruled against First Union and in favor of allowing Gotham's proposal to proceed. Among other items, Gotham has proposed an alternative slate of directors.

      In last week's decision, Judge Timothy J. McGinty stated, "First Union's management's efforts to disenfranchise Gotham do not appear to be designed to protect First Union's REIT status but rather management."

      Gotham is soliciting proxies to replace the entire class of three First Union Trustees up for election at this year's annual meeting, which includes First Union chairman and chief executive officer James
      C. Mastandrea, with Gotham nominees William A. Ackman and David P. Berkowitz, both principals of Gotham Partners, and James A. Williams, chairman of Michigan National Bank. Gotham is also proposing to increase the size of the First Union Board of Trustees from nine members to 15 members and to fill the six new seats with Gotham nominees. If all of the Gotham proposals are approved by First Union shareholders and its nominees elected, the Gotham nominees would hold nine of the 15 seats on the First Union Board.

      If elected, the Gotham nominees intend to propose changes in the senior management of First Union and explore other alternatives to maximize shareholder value.

      Gotham Partners is a private New York investment partnership. First Union is a stapled-stock real estate investment trust (REIT).

                           ---------

      On April 14, 1998, the Company issued the following press release:

           FIRST UNION ANNOUNCES FIRST QUARTER EARNINGS OUTLOOK

      CLEVELAND, OHIO, APRIL 14, 1998 - FIRST UNION REAL ESTATE INVESTMENTS (NYSE:FUR) announced today that a preliminary estimate for the first quarter of 1998, ended March 31, indicated that earnings are likely to be below market expectations.

      The Company said its core real estate property and parking management operations continue to perform generally as expected, but two factors have contributed to the shortfall in funds from operations. First, the proxy challenge by Gotham Partners has resulted in incremental costs associated with the proxy process and related litigation. Second, sales in Imperial Parking's equipment manufacturing and distribution subsidiaries will be lower than expected.

      "Despite the uncertainty and the expense caused by Gotham Partners' proxy challenge, we remain focused on executing our plan in our core real estate and parking businesses, including improving sales in the parking equipment area," stated Steven M. Edelman, Executive Vice President and Chief Financial Officer. "As we moved ahead to deliver on our business plan, we are going to do everything possible to remain focused on maximizing shareholder value, and keep the distractions and expense associated with the proxy challenge to a minimum."

      First Union Real Estate Investments is a unique stapled-stock real estate investment trust (REIT) headquartered in Cleveland, Ohio, and traded on the NYSE.

                             CERTAIN LITIGATION

     On January 16, 1998, the Company filed a civil action against Gotham and Gotham II in the Court of Common Pleas, Cuyahoga County, Ohio, captioned First Union Real Estate Equity and Mortgage Investments v. Gotham Partners, L.P., et al., Case No. 347063. The Company alleges, among other things, that Gotham has failed to provide information requested of it pursuant to the Company's Declaration of Trust and By-Laws, and that therefore Gotham's Shares should be deemed to be Excess Securities under the Company's By-Laws. Under the Company's By-Laws, Shares that are deemed to be Excess Securities are not entitled to any voting rights, not considered to be outstanding for quorum or voting purposes and are not entitled to receive dividends. The Company claims that because Gotham's Shares were Excess Securities at the time Gotham made the Gotham Proposal and the nomination of the Gotham Nominees, Gotham was not entitled to present them or any other matter for consideration at the Annual Meeting.

     In addition, the Company's complaint alleges that Gotham has failed to comply with certain provisions of the By-Laws, by not disclosing other shareholders who support the Gotham Proposal and the Gotham Nominees and the holdings of those supporters. The Complaint further alleges that Gotham has failed to disclose the Gotham Nominees' purported financial interests in the Gotham Proposal. Specifically, the Complaint alleges that Gotham failed to disclose that one of the Gotham Nominees, Daniel J. Altobello, has a financial interest in the Gotham Proposal because he is an executive of an entity affiliated with certain entities that are parties to a "Put-Call Agreement" with the Company. See "Possible Effects of the Adoption of the Gotham Proposal and the Election of the Gotham Nominees" and "Schedule I." Paragraph 38 of the Complaint further alleges that the Gotham Nominees are unqualified to serve as Trustees because they own "more than 1% of the securities of, or [are] otherwise affiliated with another [real estate investment trust], or own more than 1% of the securities of, or [are] otherwise affiliated with any real estate company that competes with" the Company for investments.

     Gotham believes that the Company's allegations and claims are without merit, and Gotham intends to defend vigorously against such allegations and claims.

     The complaint seeks, among other things, preliminary and permanent declaratory and injunctive relief to (i) determine that Gotham and Gotham II's Shares be deemed Excess Securities that have no voting rights and may not be considered for quorum or voting purposes; (ii) declare null and void the Gotham Proposal and the nomination of the Gotham Nominees; and (iii) prohibit Gotham and Gotham II from supporting or soliciting proxies on behalf of the Gotham Proposal or the Gotham Nominees. If the Company obtains a court order granting the declaratory and injunctive relief it is seeking, the Gotham Proposal and Gotham's nominations could not be brought before the Beneficiaries at the Annual Meeting. Gotham believes that the Company is not entitled to any relief.

     On January 20, 1998, Gotham removed the Company's action from the Court of Common Pleas for Cuyahoga County, Ohio, to the United States District Court for the Northern District of Ohio. On that date, Gotham also filed an answer and asserted counterclaims, which were amended on January 23, 1998, against the Company seeking, among other things, injunctive relief prohibiting the Company from interfering with Gotham's submission of the Gotham Proposal and the nomination of the Gotham Nominees for a vote at the Annual Meeting. The counterclaims allege, among other things, that the Company has violated the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by: (i) actively soliciting proxies in violation of the filing requirements of the SEC proxy rules; (ii) interfering with Gotham's right as security holder to present nominations and proposals; and (iii) interfering with Gotham's right as a security holder to vote its Shares. The counterclaims also allege that the Company's management and Trustees have violated their fiduciary duty to shareholders by wasting assets and seeking to entrench the position of the Company's current officers and management. Gotham seeks, among other things, court relief that would (i) enjoin further violations by the Company of the Exchange Act and SEC proxy rules; (ii) declare that the Gotham Proposal and the nomination of the Gotham Nominees may be presented at the Annual Meeting for a vote by the Beneficiaries; and (iii) declare that Gotham is in compliance with the SEC proxy rules and the terms of the Company's Declaration of Trust and By-Laws.

     Also on January 20, 1998, subsequent to Gotham's removal of the Company's action to the United States District Court, the Company filed a motion in state court for an order awarding the preliminary declaratory and injunctive relief it seeks in its Complaint pending a final determination by the state court.

     On January 21, 1998, the Company filed a motion in the United States District Court for an order remanding the litigation to state court. The Company concurrently filed a motion for an expedited hearing on its motion to remand.

     On January 23, 1998, Gotham filed a motion in the federal court for an order granting preliminary injunctive relief on certain of its counterclaims. Gotham also requested that the hearing on the Company's motion to remand and on the Company's and Gotham's preliminary injunction motions be scheduled on or before March 10, 1998.

     On January 30, 1998, Gotham filed a separate civil action against First Union in the United States District Court for the Northern District of Ohio. Gotham's complaint asserts essentially the same claims as those asserted in its counterclaims against the Company. Gotham filed the new action because a substantial question arose regarding whether the federal court would remand the Company's action to state court. On that date, Gotham also filed a motion in the new action for an order granting preliminary injunctive relief on certain of its claims, and a motion for expedited discovery.

     On February 5, 1998, the Company filed an answer to Gotham's complaint filed January 30, and asserted counterclaims, which were amended on February 10, 1998, against Gotham alleging, among other things, that Gotham has violated state law by maliciously interfering with the Company's business relationships and business opportunities and by making false and misleading statements about the Company. The counterclaims also allege that Gotham has violated the Exchange Act by: (i) making false and misleading statements about material facts in documents filed with the Commission; and
(ii) inappropriately using inadequate Schedule 13D filings as unlawful proxy solicitations. The Company's counterclaims seek, among other things, damages based on Gotham's alleged malicious interference and misrepresentation, and preliminary and permanent injunctive relief for Gotham's alleged violations of the Exchange Act.

     Gotham believes that the Company's allegations and claims in its counterclaims are without merit, and Gotham intends to defend vigorously against such allegations and claims.

     On February 11, 1998, the federal court remanded the Company's action to state court, on the grounds that certain trustees of the Company share Ohio citizenship with a limited partner of a limited partnership that is itself a limited partner of Gotham.

     On February 12, 1998, Gotham filed a motion in state court for a stay of the Company's action pending final resolution of the action filed by Gotham in federal court on January 30, 1998.

     On February 18, 1998, the Company filed a motion in state court for an order dismissing certain of Gotham's counterclaims. The Company asserts in its motion that: (i) Gotham's federal securities law claims should be dismissed by the state court because they are within the exclusive jurisdiction of the federal courts; (ii) Gotham's claim that the Company has violated its Declaration of Trust is premised entirely upon the Company's filing of its state court complaint and does not, as a matter of law, state a claim upon which relief may be granted; and (iii) Gotham's breach of fiduciary duty claim is an invalid, improperly pled derivative claim.

     Gotham believes that the Company's arguments in its motions to dismiss are without merit.

     The state court convened a hearing on the Company's preliminary injunction motion on March 2, 1998. On March 5, 1998, the state court adjourned the hearing until March 11, 1998.


     On March 27, 1998, following an evidentiary hearing, the court issued a judgment entry denying the Company's motion and stating, among other things, that: (i) Gotham's proposal and nominations do not violate the provisions in the Declaration of Trust concerning the classification of the board of trustees; (ii) "Gotham appears to have made reasonable attempts to comply with all of First Union's demands for information [and t]here is no credible evidence that Gotham then or now endangered First Union's REIT status"; (iii) the Company's allegation that Gotham threatened the Company's REIT status, "like the other [issues] raised by First Union, [were] simply pretextual"; (iv) the Company's demand for information exceeded the requirements of the Internal Revenue Code, the Company's Declaration of Trust, and its By-Laws; and (v) the Company's management's efforts to disenfranchise Gotham "were primarily motivated by a desire to derail Gotham's efforts to change the Company's course and replace top management" and did "not appear to be designed to protect First Union's REIT status but rather management."


     On March 27, 1998, following issuance of the judgment entry, the Company issued a press release stating, among other things, that it intended to postpone the Company's annual meeting from April 14, 1998 to an undisclosed date, and to reset the record date from February 13, 1998 to an unspecified date.

     On March 30, 1998, Gotham filed in state court a motion for a preliminary injunction, alleging that the Company's management was acting in a continued effort to entrench itself by, among other things, (i) announcing its intent to postpone the annual meeting, and (ii) attempting, without shareholder approval, to confer millions of dollars of benefits upon the Company's management and employees. In particular, Gotham alleged that the Company's management purportedly had attempted to amend Mr. Mastandrea's employment agreement to, inter alia, eliminate a provision requiring his compensation to be reduced to comply with Internal Revenue Code limitations on excessive executive compensation and to increase his compensation to pay him for taxes that he may owe for receipt of excessive executive compensation. Gotham sought in its motion to enjoin the Company from, among other things: (i) taking any steps to postpone or delay the annual meeting or to change the record date for determining shareholders entitled to vote at that meeting; (ii) taking or authorizing any action outside the ordinary course of business pending the conclusion of the annual meeting and the seating of trustees following that meeting; and
(iii) taking any action to effectuate any decisions made by the Company's trustees since January 8, 1998 that would have the purpose or effect of bestowing any benefits upon any trustee, officer, or employee, including amending Mr. Mastandrea's employment agreements or any policies concerning employee severance and accelerated vesting of stock options and restricted stock. On March 31, 1998, the Company filed a memorandum in opposition to Gotham's motion for a preliminary injunction.

     On March 31, 1998, the state court convened a hearing on Gotham's preliminary injunction motion. Following the testimony of a Gotham witness, it was agreed by the Company and Gotham and ordered by the Court that: (i) the Company will set its record date as April 28, 1998; (ii) the Company will hold a special meeting on May 19, 1998 in lieu of the annual meeting previously scheduled for April 14, 1998; (iii) the Company will mail Gotham's proxy materials to the extent required by federal proxy rules, which the Company had previously refused to do; (iv) the Company will not provide any new employment benefits or compensation outside the ordinary course of business and will not transfer assets except for fair value prior to the election and seating of trustees; and (v) the change in the characterization of the annual meeting to a special meeting will be without prejudice to Gotham's proposal and nominations.

     On April 1, 1998, the Company filed a motion in the state court seeking an order certifying the judgment entry as final under Rule 54(b) of the Ohio Rules of Civil Procedure so as to permit an appeal of that entry. Gotham has opposed that motion.

     On February 19, 1998, and March 6, 1998, the federal court conducted status conferences.

     On  March 6,  1998,  the  Company  filed a  motion  for a  preliminary injunction in federal court, alleging that Gotham and Gotham II: (i) violated Section 13(d) of the Exchange Act ("13(d)") by failing to disclose the identity and background of their limited partners and the existence of their "group," which allegedly includes other unspecified large shareholders of the Company with whom Gotham and Gotham II are "acting in concert" to take control of First Union; (ii) violated 13(d) by failing to timely disclose their plans and intentions for the Company, including their intention to control the Company; (iii) violated federal proxy rules by using "various means" to solicit proxies of Company shareholders, including communications in their Schedule 13D amendments; (iv) issued proxy solicitations containing false and misleading statements and material omissions, including: (1) a lack of disclosure about their "long standing intent and plan to take control of First Union"; (2) statements intended to "convince shareholders that its Board nominees are qualified to serve as Trustees when they are not"; and (3) statements that "malign First Union's incumbent management," including the allegation that management failed to understand the significance of First Union's paired-share structure; and
(v) engaged in illegal tender offer practices under Section 14(d) of the Exchange Act and Regulations 14D and 14E, by: (1) failing to file a
Schedule 14D-1 "relating to their control acquisition scheme"; (2) filing a
Schedule 13D and amendments "understood, and intended to be understood, only by sophisticated investors, market arbitrageurs and friends of Gotham as a signal that [Gotham and Gotham II] stood ready to acquire control of First Union"; and (3) "publicizing their offer in coded language calculated to be understood only by sophisticated market arbitrageurs . . . [in an attempt] to evade federal tender offer requirements and to deprive ordinary shareholders of an opportunity to participate in the offer on an equal footing." The Company is seeking in its motion to enjoin Gotham from (i) "exercising . . . influence upon the Board or management" of the Company;
(ii) "soliciting proxies and communicating with First Union shareholders in violation of the Exchange Act and the rules and regulations promulgated thereunder"; and (iii) acting "in furtherance of their strategy to seize control" of the Company.

     Gotham believes that the Company's allegations and claims are without merit, and Gotham intends to defend vigorously against such allegations and claims.


     On March 31, 1998, the federal court allowed the Company to withdraw its motion to dismiss Gotham's complaint.

     On  April  16,  1998,  the  federal  court  held  a  case   management
conference. The federal court reserved judgment on whether and when to hold a hearing to decide the Company's motion for a preliminary injunction.


                            SETTLEMENT DISCUSSIONS

     Prior to the issuance of the state court's ruling against the Company on March 27, 1998, Gotham negotiated in good faith to attempt to settle the litigation and proxy contest in a manner that would benefit all shareholders. Both sides agreed that part of such a settlement would have to include the ouster of Mr. Mastandrea from the Company. As part of the potential settlement, four current Trustees would have resigned, Gotham would have received the right to appoint three of the nine members to the Board, and one additional new trustee mutually agreeable to Gotham and the Company would have been appointed. Because of Gotham's growing discomfort with actions and positions taken by the Company and its Board during the settlement discussions, Gotham's last proposal required that an additional fifth seat be given to a nominee of Apollo Real Estate, another large shareholder of the Company, which would have resulted in five new trustees out of a total of nine. However, Gotham's discomfort with the Company's actions and positions, described below, as well as the introduction of legislation in both houses of the U.S. Congress that if passed into law would impair the Company's ability to utilize its paired share structure, forced Gotham to decide to cease settlement discussions.


     The Company has made statements in the Company's Proxy Statement and in the press to the effect that Gotham abruptly retreated from a settlement for no stated reason. Such statements are completely false and baseless. The principal reasons for Gotham ceasing settlement discussions, all of which were communicated to the Company during the course of settlement discussions, were as follows:


     First, as part of the potential settlement, Mr. Mastandrea was to receive compensation and benefits of over $15 million upon his resignation, a large portion of which was to be paid by Gotham to purchase unvested options (which the Board was to vest) and restricted stock (the Board would lift the restrictions). In the end, Gotham decided that it was not comfortable being a party to a settlement that would so richly reward Mr. Mastandrea after the Company had underperformed the other paired share REITs and not taken meaningful advantage of the paired share structure.

     Second, in the midst of the settlement discussions, Gotham was informed that Mr. Mastandrea's contract had purportedly been amended only days earlier in ways that could cost the Company over $8 million under certain circumstances, such as a sale of the Company, in addition to his severance package already worth over $15 million. See "Possible Effects of the Adoption of the Gotham Proposal and the Election of the Gotham Nominees--Mastandrea Employment Agreement." No word of these purported amendments had previously been given to Gotham or the trial court, nor had they been publicly disclosed. Gotham insisted that these amendments be rescinded, but this was never accepted by the Company. Gotham finds the actions of the parties involved in the enactment of these amendments highly distressing, considering the context of the impending proxy contest.


     Third, Gotham learned that Mr. Mastandrea had made an offer to Apollo that would result in Apollo having the right to appoint four trustees if it would support the Company against Gotham in the proxy contest and keep Mr. Mastandrea in place. This was not the proposal described in the Company's Proxy Statement of four different shareholders each appointing a representative to the Board, which Gotham first heard about at the same time it withdrew from the settlement discussions. Rather, this appears to Gotham to have been an attempt by the Company, or at least Mr. Mastandrea, to sabotage Gotham's proxy contest and the settlement discussions at the same time the Company claims to have been negotiating with Gotham in good faith.


     Fourth, at the same time that Gotham was negotiating with the Board concerning (i) a severance plan for certain of the Company's employees and
(ii) a policy pursuant to which options held by certain employees would be vested and restrictions on restricted stock held by certain employees would be lifted upon termination of such employees' employment under certain circumstances, such negotiations were rendered moot by unilateral action taken by the Board. Without first informing Gotham or the state court, the Board granted more valuable packages than those even the Company had sought in its discussions with Gotham. See "Possible Effects of the Adoption of the Gotham Proposal and the Election of the Gotham Nominees--Other Severance Arrangements."

      Fifth, the introduction of the paired share legislation drove home once and for all to Gotham the huge mistake Gotham believes current management had made in not heeding Gotham's advice to take meaningful advantage of the paired share structure. When added to the rich package to be given to Mr. Mastandrea and the behind the scenes maneuvering of the Company and its Board, Gotham decided there was no course open to it but to cease the discussions and request that the state court issue its ruling.

     Sixth, the Company had indicated during the course of the discussions an intention to give certain members of senior management, including Mr. Mastandrea, a general release, including a release from breaches of duties owed by such persons to the Company. Such release would encompass breaches, if any were later deemed to have occurred, relating to matters such as (i) what in Gotham's view was a squandering of the opportunity to profit from the paired share structure of the Company, (ii) the conduct of the litigation against Gotham and what in Gotham's view has been a campaign of harassment against Gotham, and (iii) recent modifications to Mr. Mastandrea's employment contract and other compensation and benefits provided to Mr. Mastandrea and other employees of the Company. While no claims alleging breaches of duty have been made to date concerning such matters, Gotham believes that it is possible that such claims could be made in the future, and Gotham does not feel it is appropriate for releases to be given in such circumstances.

             FORMATION BY THE BOARD OF A SPECIAL COMMITTEE OF
                           INDEPENDANT TRUSTEES

     Following the termination of settlement discussions (see "Settlement Discussions" above), Gotham was contacted by Russell R. Gifford, a Trustee of the Company, who informed Gotham that the Board had formed an independent committee of Trustees in connection with matters relating to the Gotham Proposal and the Gotham Nominees. While Gotham has had no further discussions with any representative of such committee, Gotham supports any actions by independent Trustees to address Gotham's concerns with the Company and its current management.

          POSSIBLE EFFECTS OF THE ADOPTION OF THE GOTHAM PROPOSAL
                  AND THE ELECTION OF THE GOTHAM NOMINEES

     Based upon the publicly available information concerning the Company, the following would be consequences of the approval of the Gotham Proposal and the election of the Gotham Nominees.

     Mastandrea Employment Agreement. In July 1994, the Company entered into an employment agreement with Mr. Mastandrea (the "Employment Agreement"). The Employment Agreement has an initial three-year term and is extended automatically for additional one-year terms unless one of the parties gives notice of an intention not to renew.

     The Employment Agreement provides that he will have the titles, and perform the duties, of Chairman of the Board of Trustees, Chairman of the Executive Committee of the Board of Trustees, and President and Chief Executive Officer of the Company. Under the agreement, Mr. Mastandrea receives an annual base salary of not less than $250,000, subject to annual review and adjustment by the Board of Trustees; health and welfare benefits; participation in the Company's 1994 Long Term Incentive Performance Plan; split-dollar life insurance in the benefit amount of $2,500,000 (plus reimbursement for any taxes attributable to such policy); and certain executive perquisites, including an executive class automobile and membership in at least two country-social clubs. According to the Company's Proxy Statement, Mr. Mastandrea's total salary, bonus and other cash compensation for the Company's 1997 fiscal year was $585,416. In addition, he was awarded 228,390 restricted Shares (valued at $3,471,428 at the date of grant) and options to acquire 225,000 Shares (valued in the "Option Grants in Last Fiscal Year" table of the Company's Proxy Statement at $765,421 based on 5% annual appreciation and $1,833,316 based on 10% annual appreciation), and received $13,094 in other compensation. Added together, these amounts equal $4,835,359 or $5,903,254 of compensation for Mr. Mastandrea in 1997, depending on which option appreciation assumption is used.

     The premiums on the split-dollar life insurance were set with the expectation that, if Mr. Mastandrea continues to work for the Company until he attains age 65, the cash surrender value of the policy will be sufficient to fund (1) the return to the Company of all premiums paid by it and (2) paid-up insurance on the life of Mr. Mastandrea in the amount of $2,500,000.

     The employment of Mr. Mastandrea may be terminated at any time. However, if the Company terminates the employment of Mr. Mastandrea without cause (as defined in the Employment Agreement), or if he terminates his employment for good reason (as defined in the Employment Agreement), the Company is required to continue to pay his base salary and bonus and to provide benefits, including pension contributions and vesting of options, for a period of three years, unless he earlier dies or attains age 65 and to fully fund the split-dollar life insurance policy. All or a portion of the Shares of restricted stock previously granted to Mr. Mastandrea would also vest.

     In addition, all of Mr. Mastandrea's options would remain outstanding for three years (permitting him to receive the benefit of any stock price appreciation notwithstanding that the applicable stock option plans would otherwise cause such options to expire shortly after termination of his employment).

     It is expected that Mr. Mastandrea's employment with the Company will be terminated with or without cause by the Company, or with or without good reason by Mr. Mastandrea, if the Gotham Proposal is adopted and the Gotham Nominees are elected. If termination by the Company without cause or termination by Mr. Mastandrea with good reason occurs after a "change in control" (which would include the adoption of the Gotham Proposal and the election of the Gotham Nominees) or "shift in ownership," in addition to the provisions described in the preceding paragraph, the base salary, bonus and pension and insurance contributions payable to Mr. Mastandrea following termination become due immediately in lump sum, and all grants (options and stock) under the 1994 Long Term Incentive Performance Plan become fully vested. The adoption of the Gotham Proposal and the election of the Gotham Nominees will not trigger a "change of control" in the Employment Agreement if the nomination or election of the Gotham Nominees is approved by a majority of the current Trustees. Gotham believes that the current Trustees should approve the nomination and, if elected, the election of the Gotham Nominees in accordance with their fiduciary duties to prevent the Company from having to bear unnecessary costs as a result of such an acceleration of its obligations under the Employment Agreement if a "change of control" is triggered.

     On March 19, 1998, after Gotham began to solicit proxies for the Annual Meeting, the Company purportedly amended the Employment Agreement to provide additional benefits to Mr. Mastandrea potentially worth over $8,000,000 upon the occurrence of a change in control or ownership of the Company within the meaning of Section 280G of the Internal Revenue Code (a "280G Event"). The Company's Proxy Statement states that these amendments were made because Mr. Mastandrea agreed to remain as an employee for 90 days following a "change of control" (which would include the adoption of the Gotham Proposal and the election of the Gotham Nominees) or a "shift of ownership." The amendment eliminated a provision in the original Employment Agreement which would have limited the aggregate amount payable to Mr. Mastandrea under the Employment Agreement upon the occurrence of a 280G Event to the maximum amount deductible for federal income tax purposes without constituting "excess parachute payments" under Section 280G. The amendment also provides that Mr. Mastandrea would receive an additional payment (net of taxes, including interest or penalties) to compensate him for any excise tax imposed by the Internal Revenue Code if any payment or distribution to him under the Employment Agreement or any other compensation arrangement is determined to be an "excess parachute payment." In addition, the Company has agreed to reimburse Mr. Mastandrea for certain legal services.


     Senior Notes. Pursuant to the terms of the Indenture, dated as of September 1, 1993, between the Company and Society National Bank, as Trustee (the "Indenture"), under which the Company's 8 7/8% Senior Notes due 2003 (the "Senior Notes") were issued, upon (i) the "change of control" of the Company (as defined in the Indenture), which would include the approval of the Gotham Proposal and the election of the Gotham Nominees unless, as discussed below, the nomination of the Gotham Nominees is approved by two-thirds of the Trustees currently in office, and (ii) the occurrence of a specified rating decline of the Senior Notes by Standard & Poor's Corporation ("S&P") or Moody's Investors Service, Inc. ("Moody's") within ninety days following such a "change of control", the holders of such Senior Notes would have the right to require the Company to repurchase all or any part of such Senior Notes at a price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest thereon. Interest on the Senior Notes at the rate of 8 7/8% per annum is payable semi-annually on April 1 and October 1. If the Senior Notes are rated by either S&P or Moody's as investment grade, the specified decline in rating means a decline in such rating to below investment grade. If the Senior Notes are rated below investment grade by both S&P and Moody's, the specified decline means any decline in such rating by either S&P or Moody's. Gotham believes that the adoption of the Gotham Proposal and the election of the Gotham Nominees will not result in such a specified decline in the ratings of the Senior Notes or the exercise of the right to have the Company repurchase the Senior Notes. If the ratings of the Senior Notes decline and the holders of the Senior Notes exercise this right, Gotham believes that the Company would be able to refinance the Senior Notes without a material adverse effect on the financial position of the Company. In addition, Gotham does not anticipate that the holders of the Senior Notes will choose to accelerate because on April 16, 1998 the Senior Notes were trading at $103, a higher level than 101% of the principal amount of the Senior Notes. The outstanding aggregate principal amount under the Senior Notes is $100,000,000.


      The adoption of the Gotham Proposal and the election of the Gotham Nominees will not trigger a "change in control" in the Indenture if the nomination of the Gotham Nominees is approved by two-thirds of the current Trustees. Gotham believes that the current Trustees should approve the nomination of the Gotham Nominees in accordance with their fiduciary duties to prevent the Company from having to bear unnecessary costs as a result of any acceleration of its obligations under the Indenture if a "change in control" is triggered.

     On April 2, 1998, S&P's CreditWire announced that S&P placed the ratings of the Company on CreditWatch with negative implications because of the probability that the Company's current management team and strategic direction of the Company will change, if there were to be a change in control. In addition, the S&P release stated that a restructuring of the Company as a "paper-clip" REIT and its operation as a real estate opportunity fund was highly speculative in nature and introduced more risk to the holders of the Senior Notes. See "Gotham's Proposed Business Plan for the Company" above. Gotham believes that changes in the Company's management team and, if the pending paired share REIT legislation is passed, changes in the Company's business plan and structure (as described above) will be beneficial to the future performance of the Company and potentially maximize value for the shareholders, although there is no assurance that the changes will have such effects. See "Gotham's Proposed Business Plan for the Company." In addition, as described above, Gotham believes the Company should consider utilizing non-recourse individual asset-based indebtedness for future borrowings, as opposed to the recourse indebtedness often used by the Company in the past. This change could result in less risk to the holders of the Senior Notes.

     Impark Put-Call Agreement. In connection with the acquisition of Imperial Parking Ltd. ("Impark") on April 17, 1997, the Company's affiliated management company acquired approximately 67% of Impark's voting common stock, and Impark's former owners received non-voting common stock of Impark. The holders of the non-voting common stock issued to the former owners of Impark have the right (but not the obligation) to cause the Company to purchase such stock at an escalating price during certain periods (A) following the occurrence of "trigger events" (as defined in such agreement), which would include the adoption of the Gotham Proposal and the election of the Gotham Nominees, unless, as discussed below, the nomination of the Gotham Nominees is approved by two-thirds of the Trustees currently in office, or (B) after approximately 30 months have passed following April 17, 1997 (although the Company has the right to extend the closing date of such purchase for six months upon the payment of a fee to such holders). According to the Company's Prospectus Supplement, dated May 28, 1997, to the Company's Prospectus, dated October 7, 1996, in connection with the offering of 5,500,000 Shares, the purchase price payable in respect of such right increases from the aggregate issue price as of April 17, 1997 of approximately $10.6 million at an 8% per annum rate on the outstanding amount for the first six months and compounded by an additional one percentage point per annum each six month period thereafter up to a maximum rate of 17% per annum.

     The adoption of the Gotham Proposal and the election of the Gotham Nominees will not be a "trigger event" under the Impark Put-Call Agreement if the nomination of the Gotham Nominees is approved by two-thirds of the current Trustees. Gotham believes that the current Trustees should approve the nomination of the Gotham Nominees in accordance with their fiduciary duties to prevent the Company from having to bear unnecessary costs as a result of any acceleration of its obligations under the Impark Put-Call Agreement if a "trigger event" occurs.

     Impark Credit Agreement. Unless, as discussed below, the nomination of the Gotham Nominees is approved by two-thirds of the Trustees currently in office, the adoption of the Gotham Proposal and the election of the Gotham Nominees would constitute a "collateralization event" under the Ancillary Agreement, dated April 17, 1997, between BT Bank of Canada ("BT"), Hong Kong Bank of Canada ("HKB") and the Company (the "Impark Ancillary Agreement"). Pursuant to such agreement, upon the occurrence of a "collateralization event", BT and HKB have the right to require the Company to deliver to a trustee United States or Canadian government bonds representing the outstanding amount of borrowings under the Amended and Restated Credit Agreement, dated April 17, 1997, between Impark, 504463 N.B. Inc. and BT. In the event that BT and HKB exercise such right, Gotham believes that Impark would either collateralize or refinance its borrowings and that Impark could refinance such borrowings without a material adverse effect on the financial position of the Company. The total aggregate amount of borrowings that may be outstanding at any time under such Credit Agreement is Canadian $50,000,000. According to the Company's Proxy Statement, as of April 3, 1998, the aggregate principal amount outstanding under the Impark Credit Agreement was the equivalent of approximately US $24,822,000.

      The adoption of the Gotham Proposal and the election of the Gotham Nominees will not trigger a "collateralization event" in the Impark Ancillary Agreement if the nomination of the Gotham Nominees is approved by two-thirds of the current Trustees. Gotham believes that the current Trustees should approve the nomination of the Gotham Nominees in accordance with their fiduciary duties to prevent the Company from having to bear unnecessary costs as a result of any acceleration of its obligations under the Impark Credit Agreement if a "collateralization event" is triggered.

     Company Credit Agreement. The Amended and Restated Credit Agreement, dated as of November 1, 1997, among the Company, First Union Management, Inc., the lending institutions named therein, Keybank National Association, as Documentation Agent, Bankers Trust Company, as Syndication Agent, and National City Bank, as Administrative Agent (the "Company Credit Agreement") provides that if (i) a "collateralization event" (which would include the adoption of the Gotham Proposal and the election of the Gotham Nominees, unless, as discussed below, the nomination of the Gotham Nominees is approved by two-thirds of the Trustees currently in office) occurs under the Impark Ancillary Agreement and such event is not waived as provided for therein (see "Impark Credit Agreement" above), and (ii) lenders holding 66 2/3% of the then outstanding loans and unutilized commitments under the Company Credit Agreement (the "Required Lenders") determine in their reasonable judgment that as a result of such a "collateralization event", the Company's ability to refinance its obligations under the Company Credit Agreement is materially adversely affected, then the Required Lenders may terminate the Company Credit Agreement and declare all principal and accrued interest thereunder immediately due and payable. Gotham does not believe that the occurrence of a "collateralization event" under the Impark Ancillary Agreement would materially adversely affect the Company's ability to refinance its obligations under the Company Credit Agreement. The total aggregate amount of borrowings that may be outstanding at any time under the Company Credit Agreement is $125,000,000. According to the Company's Proxy Statement, as of the date thereof there was $101,000,000 of indebtedness outstanding under the Company Credit Agreement.

     The  adoption of the Gotham  Proposal  and the  election of the Gotham
Nominees will not trigger a "collateralization event" in the Impark Ancillary Agreement (and, as a result, any acceleration of the Company Credit Agreement) if the nomination of the Gotham Nominees is approved by two-thirds of the current Trustees. Gotham believes that the current Trustees should approve the nomination of the Gotham Nominees in accordance with their fiduciary duties to prevent the Company from having to bear unnecessary costs as a result of any acceleration of its obligations under the Company Credit Agreement if a "collateralization event" is triggered in the Impark Credit Agreement.

     1994 Option Plan. Under the Company's 1994 Long Term Incentive Performance Plan (the "1994 Plan"), a "change of control" (as defined in the 1994 Plan), which would include the adoption of the Gotham Proposal and the election of the Gotham Nominees, unless, as discussed below, the election of the Gotham Nominees is approved by a majority of the Trustees currently in office, would cause (i) all stock appreciation rights and stock options outstanding under the 1994 Plan to become fully exercisable,
(ii) all restrictions and conditions applicable to restricted Share awards under the 1994 Plan to be deemed satisfied, (iii) all cash awards under the 1994 Plan to be deemed to have been fully earned, and (iv) the term of all loans granted under the 1994 Plan to fund the exercise price of awards to be extended for twenty years. According to the Company's Proxy Statement in connection with the 1997 Annual Meeting of Beneficiaries, as of December
31, 1996, options on 494,880 Shares with exercise prices ranging from $6.375 to $7.75 and 427,500 restricted Shares granted under the 1994 Plan were outstanding.

      The adoption of the Gotham Proposal and the election of the Gotham Nominees will not trigger a "change of control" in the 1994 Option Plan if the nomination or election of the Gotham Nominees is approved by a majority of the current Trustees. Gotham believes that the current Trustees should approve the nomination and, if elected, the election of the Gotham Nominees in accordance with their fiduciary duties to prevent the Company from having to bear unnecessary costs as a result of any acceleration of its obligations under the 1994 Option Plan if a "change of control" is triggered.


     Change in Control Agreements. According to the Company's Proxy Statement, the Company has entered into new agreements (each, a "Change in Control Agreement") with five executive officers, including all of the named executive officers, and various other senior officers and key employees of the Company. The Company indicated during the settlement discussions with Gotham that there were between twenty and thirty such agreements, but the Company has not indicated publicly the exact number or potential value of such agreements. From the statement in the Company's Proxy Statement that the Company's named executive officers are party to Change in Control Agreements, it appears that the Company has entered into a Change in Control Agreement with Mr. Mastandrea. However, a representative of the Company informed representatives of Gotham in the course of the settlement discussions that Mr. Mastandrea is not party to a Change in Control Agreement. Each Change in Control Agreement provides that in the event such executive's or employee's employment with the Company is terminated within two years following a "change in control" of the Company (as defined in the Change in Control Agreement), which would include the adoption of the Gotham Proposal and the election of the Gotham Nominees, either by the officer or employee for "Good Reason" or by the Company "Without Cause" (each as defined in the Change in Control Agreement), such executive or employee will be entitled to receive (i) accrued salary and other benefits earned or accrued, (ii) an amount equal to a multiple of such person's base salary and "Additional Compensation," (iii) cash in lieu of shares receivable upon the exercise of options awarded under the 1994 Plan, and (iv) cash for such unvested portion of such person's interest in any of the Company's pension plans. "Additional Compensation" means an employee's annual total incentive compensation, including dollar value of awards granted under the 1994 Plan, commissions, bonuses, amounts deferred under any non-qualified deferred compensation program of the Company, including under the 1994 Plan, and any elective contributions that are made under any plan maintained by the Company not includible in gross income, but excluding certain expenses, amounts realized from the exercise of any stock options, and imputed income attributable to any fringe benefit. In addition, if any payment options, and imputed income attributable to any fringe benefit. distribution (including payments under the Change in Control Agreement, any stock option agreement or otherwise) to an officer or employee is determined to be an "excess parachute payment" under the Code, such officer or employee would be entitled to receive an additional payment (net of taxes, including interest and penalties) to compensate such officer or employee for any excise tax imposed by the Code on such payment or distribution. The specified multiple for a person's Base Salary and Additional Compensation referred to above are: two, in the case of the named executive officers and one senior officer; one, in the case of certain other officers; and one-half, in the case of certain key employees.


     In addition to the above-described agreements, the Company indicated that it has agreed to reimburse each officer and employee party to a Change in Control Agreement for certain legal, financial and other professional services. For instance, in the event that an employee believes that the Company has failed to comply with its obligations under the Change in Control Agreement or in the event that the Company or any other person takes any action to declare such agreement void or unenforceable, or institutes any arbitration or litigation designed to deny, or to recover from, such person's benefits provided under such agreement, the Company has authorized the employee to retain counsel at the Company's expense. The Company has also agreed to reimburse employees party to a Change in Control Agreement for fees and other expenses in connection with determinations and calculations of amounts of excise tax that may be imposed on such employees for underpayments, if any, and for contests with the Internal Revenue Service. The Company has also agreed to pay for outplacement services and benefits for employees party to Change in Control Agreements, if they are terminated.

      The adoption of the Gotham Proposal and the election of the Gotham Nominees will not trigger a "change in control" in any of the Change in Control Agreements if the nomination or election of the Gotham Nominees is approved by a majority of the current Trustees. Gotham believes that the current Trustees should approve the nomination and, if elected, the election of the Gotham Nominees in accordance with their fiduciary duties to prevent the Company from having to bear unnecessary costs as a result of any acceleration of its obligations under the Change in Control Agreements if a "change in control" is triggered.

     Other Severance Agreements. On March 24, 1998, the Board passed a resolution to provide severance payments to employees who are terminated other than for cause. This action was taken at the same time that the Company was negotiating a severance policy for employees with Gotham as part of a potential settlement, but the policy adopted by the Board is potentially far more costly to the Company than anything that was discussed by Gotham and the Company. The Board's action was a principal reason that Gotham felt compelled to cease settlement discussions with the Company. See "Settlement Discussions." According to the Company's Proxy Statement, the policy provides (i) for employees at the level of vice president or higher, two months compensation for every year employed by the Company and (ii) for employees below the level of vice president, one month compensation for every year employed by the Company, in each of the foregoing (i) and (ii), up to, but not to exceed, twenty-four months compensation. According to the Company's Proxy Statement, this policy would apply only to holders of Change in Control Agreements and would not apply if the Change in Control Agreements were triggered.

     Certain Provisions of the Declaration of Trust.  Article VIII, Section
8.10 of the Company's Declaration of Trust provides that:

     any person who owns, directly or indirectly, more than one percent (1%) of the securities of, or acts as an officer, trustee, director or employee of or consultant for, or is otherwise affiliated with or controlled by, any real estate company (a) that competes with the Trust for investments, (b) that is a major supplier of services to the Trust, or (c) in which the Trust has a significant financial interest, or any person who is an agent of, or is otherwise affiliated with or controlled by any such person, shall not be qualified to serve as a Trustee.

     Gotham believes that each of the Gotham Nominees is fully qualified under the Company's Declaration of Trust and By-Laws to serve as a Trustee of the Company, and that none of the restrictions contained in the foregoing provision will prevent any Gotham Nominee from serving as a Trustee if elected. The Company has alleged that the Gotham Nominees are not qualified to serve as Trustees in filings made in connection with its litigation against Gotham, but the Company has not provided any specifics relating to such allegations. Gotham believes that such allegations are without merit and that Gotham will prevail on this issue in the litigation. See "Certain Litigation." In addition, it is Gotham's view that the Company has waived any right to challenge the qualifications of any Gotham Nominee to serve as a Trustee by not making such challenge at the time Gotham provided notice to the Company of the making of the Gotham Proposal and the nomination of the Gotham Nominees, as Gotham believes is required under the Company's By-Laws.

     In addition, Section 8.1 of the Declaration of Trust provides in relevant part that "[t]he number of Trustees shall be not less than three nor more than fifteen, as from time to time determined at annual . . . meetings of the Beneficiaries by affirmative vote of the holders of a majority of the shares represented and entitled to vote at such meetings." In its litigation against Gotham and Gotham II, the Company has presented its view that seats created by an increase in the size of the Board would be vacancies, which under Section 8.4 of the Declaration of Trust would be filled by the incumbent Trustees. Gotham believes that the right to elect Trustees at an annual meeting is expressly reserved to the Beneficiaries in
Section 8.2 of the Declaration of Trust and that nothing in the Declaration of Trust derogates that right. The structure and order of Sections 8.1 through 8.4 of the Declaration of Trust indicate that the right of the Trustees to fill vacancies arises only when a Trustee resigns or is removed (Section 8.3) or when it is determined subsequent to an election that a newly-elected Trustee is not qualified to serve as a Trustee under the Declaration of Trust (Section 8.2), and not in connection with an increase in the size of the Board of Trustees. Gotham believes that this conclusion is consistent with well-established law which provides that absent an explicit provision in the governing documents to the contrary, shareholders have the right to vote for newly-created seats on a board and these seats are not deemed to be vacancies.

     Gotham believes that the Company's view is without merit and that Gotham and Gotham II will prevail on this issue in the litigation. However, if the Company prevails on this issue in the litigation and the Gotham Proposal is adopted, a majority of the incumbent Trustees would be entitled to select the individuals to fill the six newly-created positions on the Board of Trustees. If the Company prevails on this issue in the litigation and the Current Board's Proposal is adopted, a majority of the incumbent Trustees would be entitled to select the individuals to fill the three newly-created positions on the Board of Trustees. See "Certain Litigation."

     Pending Litigation. Gotham believes that if the Gotham Proposal is adopted and each of the Gotham Nominees are elected to the Board of Trustees, the litigation between the Company and Gotham and Gotham II will be terminated. See "Certain Litigation."

     Cost of Proxy Solicitation. Gotham intends to seek reimbursement from the Company for its costs incurred in connection with this proxy solicitation. Such request for reimbursement will not be submitted to a vote of the Company's Beneficiaries.

     Gotham disclaims any responsibility for the accuracy of the information set forth herein relating to the Mastandrea Employment
Agreement, the Senior Notes, the Impark Put-Call Agreement, the Impark Credit Agreement, the Impark Ancillary Agreement, the Company Credit Agreement, the 1994 Plan, the Change in Control Agreements and the Other Severance Agreements. Except where expressly indicated, such information has been extracted from the Company's public filings.

      CERTAIN EFFECTS OF THE CLINTON ADMINISTRATION'S BUDGET PROPOSALS
                  AND PROPOSED CONGRESSIONAL LEGISLATION

     The Company is one of a small number of REITs with a stapled-stock or paired share structure, which allows it through its stapled management company to acquire and hold operating businesses. The Company's structure (as well as similar structures of certain other REITs) was grandfathered when similar structures for most other REITs were prohibited under the Deficit Reduction Act of 1984. The Clinton Administration's current proposed Budget of the United States Government for the Fiscal Year 1999, dated February 2, 1998, contains a proposal which would limit the grandfathered status of existing stapled-stock REITs, including the Company. According to the proposal, "for purposes of determining whether any grandfathered entity is a REIT, the stapled entities would be treated as one entity with respect to properties acquired on or after the date of the first committee action and with respect to activities or services relating to such properties (i.e., properties that are acquired after the [date of such first committee action]) that are undertaken or performed by one of the stapled entities on or after such date." Legislation has been proposed in both the House of Representatives and Senate to enact the proposal. If enacted, the proposed legislation would apply to the acquisition of assets after March 26, 1998 unless covered by existing written contracts or already announced acquisitions that have not yet closed. On March 27, 1998, The Wall Street Journal reported that the U.S. Congress is almost certain to enact this legislation. If this legislation is enacted, the Company will not be able to make investments which take advantage of its stapled-stock structure following the date of the first committee action relating to the proposal. In addition, if enacted the proposed legislation will make it difficult for the Company to pursue strategic alternatives to maximize the value inherent in its stapled-stock structure. It cannot be predicted at the present time whether this proposed legislation or any other proposal which would serve to limit the advantages to the Company of its stapled-stock structure will be adopted.

               CERTAIN INFORMATION REGARDING THE PARTICIPANTS

     The principal business of Gotham and Gotham II is the buying and selling of securities for investment for its own account. Gotham Advisors provides investment advisory services, including acting as the investment manager of one or more investment funds or other similar entities including Gotham Partners International, Ltd. ("Gotham International"). Section H Partners, L.P. is the general partner of Gotham and Gotham II, and Karenina Corporation and DPB Corporation are general partners of Section H Partners, L.P. Gotham Partners Management Co. LLC, a limited liability company affiliated with Gotham and Gotham II, manages the investments of Gotham and Gotham II. The principal business address of each of such entities (other than Gotham International) is 110 East 42nd Street, 18th Floor, New York, New York 10017. The principal business address of Gotham International is care of Goldman Sachs (Cayman) Trust, Limited, Harbour Centre, 2nd Floor, P.O. Box 896, George Town, Grand Cayman, Cayman Islands, British West Indies.

     Gotham, Gotham II, Gotham Advisors, Gotham International, Gotham Partners Management Co. LLC, Section H Partners, L.P., Karenina Corporation, DPB Corporation and the Gotham Nominees are sometimes referred to herein as the "Participants" in this solicitation. No employees or other representatives of any of the Participants will solicit proxies other than those employees who are Gotham Nominees. The transactions involving Shares over the past two years by the Participants and certain other information with respect to the Participants is set forth on Schedule II of this Proxy Statement.

     Except as set forth in this Proxy Statement (including the Schedules hereto), none of the Participants, or any associate of the foregoing, directly or indirectly owns any securities of the Company or any subsidiary of the Company, beneficially or of record, has the right to acquire beneficial ownership of such securities within 60 days or has purchased or sold such securities within the past two years.

                     INFORMATION CONCERNING THE COMPANY

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports and other information with the Commission. Reports, proxy statements and other information filed by the Company with the Commission in accordance with the Exchange Act may be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the
Commission: 7 World Trade Center, Suite 1300, New York, New York 10048 and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such material concerning the Company can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. The Commission also maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission.

                        VOTING AND PROXY PROCEDURES


     The Company has set April 28, 1998 as the Record Date. Only Beneficiaries of record on the Record Date will be entitled to notice of and to vote at the Special Meeting. Each Share is entitled to one vote. Beneficiaries who sell Shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such Shares. Beneficiaries of record on the Record Date will retain their voting rights in connection with the Special Meeting even if they sell such Shares after the Record Date. Based on publicly available information, Gotham believes that the only outstanding class of securities of the Company entitled to vote at the Special Meeting is the class constituting the Shares. According to publicly available information, as of April 9, 1998, there were 31,597,999 Shares issued and outstanding.


     Shares represented by properly executed WHITE AND BLUE proxy cards will be voted at the Special Meeting as marked and, in the absence of specific instructions, will be voted FOR the Gotham Proposal, FOR the election of the Gotham Nominees, AGAINST the Current Board's Proposal and in the discretion of the persons named as proxies on all other matters as may properly come before the Special Meeting.

     Abstentions and broker non-votes will be included in determining the number of Shares present for purposes of determining the presence of a quorum.

     Approval of the Gotham Proposal or the Current Board's Proposal requires the affirmative vote of a majority of Shares represented by person or proxy and entitled to vote at the Special Meeting. Broker non-votes will not be treated as entitled to vote on the Gotham Proposal or the Current Board's Proposal and, therefore, will have no effect on whether the Gotham Proposal or the Current Board's Proposal is adopted. Abstentions from voting on the Gotham Proposal or the Current Board's Proposal have the same effect as a vote "against" the Gotham Proposal or the Current Board's Proposal, respectively.

     Election of the Gotham Nominees to the seats on the Board of Trustees to which they were nominated requires the affirmative vote of a plurality of the Shares cast for such seats. Abstentions and broker non-votes will have no effect on the election of the Gotham Nominees to the Board of Trustees.

     Beneficiaries of the Company may revoke their proxies at any time prior to its exercise by attending the Special Meeting and voting in person (although attendance at the Special Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to Gotham in care of Beacon Hill Partners, Inc. ("Beacon Hill") at the address set forth on the back cover of this Proxy Statement or to the Company at 55 Public Square, Suite 1900, Cleveland, Ohio 44113-1937, or any other address provided by the Company. Although a revocation is effective if delivered to the Company, Gotham requests that either the original or photostatic copies of all revocations be mailed to Gotham in care of Beacon Hill at the address set forth on the back cover of this Proxy Statement or faxed to Beacon Hill at (212) 843-4384 so that Gotham will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding Shares.

     IF YOU WISH TO VOTE FOR THE GOTHAM PROPOSAL, FOR THE ELECTION OF THE GOTHAM NOMINEES TO THE BOARD AND AGAINST THE CURRENT BOARD'S PROPOSAL, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED WHITE AND BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED. GOTHAM RECOMMENDS THAT YOU VOTE "FOR" THE GOTHAM PROPOSAL AND GOTHAM NOMINEES AND "AGAINST" THE CURRENT BOARD'S PROPOSAL.

                          SOLICITATION OF PROXIES

     Solicitation of proxies is being made by and on behalf of Gotham. Proxies will be solicited by mail, advertisement, telephone or facsimile and in person. Solicitations may be made by certain directors, officers and employees of Gotham and its affiliates and associates, none of whom will receive additional compensation for such solicitation.

     Gotham has retained Beacon Hill for solicitation and advisory services in connection with this solicitation, for which Beacon Hill will receive compensation not to exceed $50,000 together with reimbursement for its reasonable out-of-pocket expenses. Gotham has also agreed to indemnify Beacon Hill against certain liabilities and expenses, including under the federal securities law.

     Gotham and Beacon Hill will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Gotham has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares they hold of record. Gotham will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Beacon Hill will employ approximately 50 persons to solicit the Company's Beneficiaries for the Special Meeting.

     The cost of the solicitation of proxies is being borne by Gotham. Costs related to the solicitation of proxies include or may include expenditures for attorneys, accountants, financial advisers, proxy solicitors, public relations advisers, printing, advertising, postage, litigation and related expenses and filing fees and are expected to be in the aggregate approximately $3,250,000. Gotham estimates that through the date hereof, its expenses in connection with this solicitation are approximately $2,750,000.

     Gotham intends to seek reimbursement from the Company for its costs incurred in connection with this proxy solicitation. Such request for reimbursement will not be submitted to a vote of the Company's Beneficiaries.

               BENEFICIARY PROPOSALS FOR 1999 ANNUAL MEETING

     The Company's Proxy Statement indicates that proposals of the Company's Beneficiaries that are intended to be presented by such Beneficiaries at the 1999 Annual Meeting of Beneficiaries of the Company must be received by the Company on or before November 5, 1998 in order to be considered for inclusion in the proxy statement and form of proxy relating to that meeting. The inclusion of any proposal will be subject to applicable rules of the Commission.

                  OTHER MATTERS AND ADDITIONAL INFORMATION

     Gotham is unaware of any other matters to be considered at the Special Meeting. Gotham has notified the Company of its intention to bring before the Special Meeting the Gotham Proposal and its nomination of the Gotham Nominees. Should other proposals be brought before the Special Meeting, the persons named as proxies on the enclosed WHITE AND BLUE proxy card will vote on such matters in their discretion. Beneficiaries will have no appraisal or similar rights of dissenters with respect to the Gotham Proposal.

     Schedule II of this Proxy Statement sets forth certain information, as made available in public documents, regarding Shares held by the Company's management and Trustees and beneficial owners of more than five percent of the Company. The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information. To date, Gotham has not had access to the books and records of the Company. Although Gotham does not have any knowledge that would indicate that any statement contained herein based upon such documents and records is untrue, Gotham does not take any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events that may affect the significance or accuracy of any such information.

                                         GOTHAM PARTNERS, L.P.



April 20, 1998



                                 SCHEDULE I


                    SHARES HELD BY THE PARTICIPANTS


     Gotham is the beneficial owner of an aggregate of 2,601,951 Shares. Gotham II is the beneficial owner of an aggregate of 30,449 Shares. Gotham Advisors is the beneficial owner of an aggregate of 415,400 Shares. Within the past two years, Gotham, Gotham II and Gotham Advisors have engaged in the following transactions in Shares. Except as otherwise indicated below, the securities acquired or disposed of consisted of Shares and the transactions were effected on the New York Stock Exchange.

I.   Transactions in Shares by Gotham

  TRANSACTION      NUMBER OF SHARES      PRICE PER SHARE
     DATE        ACQUIRED/(DISPOSED OF)     OR OPTION
  -----------    ----------------------  ---------------

   11/13/96            330,240             $10.00360
   11/14/96              9,846              10.06000
   11/14/96            364,702              10.43300
   11/15/96            123,077              10.43300
   11/15/96             20,677              10.44500
   12/19/96           (553,742)             11.00000
   12/19/96            690,000 (1)           3.38000
   12/20/96             98,510              11.36000
   12/23/96             11,525              11.31000
   12/24/96             39,400              11.56000
    1/03/97              2,970              11.47670
    1/24/97            109,970              13.43330
    1/27/97             29,690              13.35110
    1/28/97             65,590              13.41280
    1/29/97           (360,000)             13.49000
    1/29/97              7,300              13.43500
    1/29/97            493,150 (2)           4.31635
    1/30/97           (190,905)             13.39100
    2/03/97              7,595              13.52750
    3/20/97            (49,315)             13.19600
    3/20/97            (29,655)             13.19000
    3/21/97            (37,475)             13.32500
    4/11/97              6,410              13.36730
    4/14/97            157,810              13.90610
    4/25/97             56,500              13.72260
    4/29/97             55,000              13.80000
    4/30/97             30,930              13.79480
    5/01/97             39,700              13.58150
    5/06/97             40,000              13.56000
    5/29/97            127,680              12.79760
    5/30/97             77,585              12.78330
    6/02/97             23,740              13.05000
    6/10/97             98,800              13.31000
    8/01/97             19,300              13.32360
    8/04/97              9,895              13.30000
    8/05/97             49,480              13.42500
    8/06/97              6,430              13.30000
    8/12/97                495              13.42500
    8/13/97             30,575              13.41310
    8/14/97              2,965              13.30000
    8/15/97             24,740              13.27500
    8/18/97             19,790              13.30000
   10/03/97             59,376              13.63330
   10/07/97            173,180              13.55000
   10/08/97             98,960              13.43500
   10/09/97             98,960              13.37250
    1/23/98             10,500              14.92500
    2/04/98            100,000              11.66800
--------------------

(1) Cash settled call option on 690,000 Shares at $8.80 per Share pursuant to a Letter Agreement, dated as of January 24, 1997, by and between Gotham and J.P. Morgan Securities, Inc. ("J.P. Morgan"), as agent for Morgan Guaranty Trust Company of New York ("Morgan Guaranty"), as modified to physical settlement by a Letter Agreement, dated as of June 10, 1997, by and between Gotham and J.P. Morgan, as agent for Morgan Guaranty. The option was exercised by Gotham on December 24, 1997 at an aggregate exercise price of $6,072,000.

(2) Cash settled call option on 493,150 Shares at $10.80 per Share pursuant to an Option Agreement, dated as of January 29, 1997, by and between Gotham and Bankers Trust Company ("Bankers Trust"), as modified to physical settlement by the First Transaction Amendment, dated as of June 4, 1997, by and between Gotham and Bankers Trust. The option was exercised by Gotham on January 21, 1998 at an aggregate exercise price of $5,326,020.

II.  Transactions in Shares by Gotham II

  TRANSACTION      NUMBER OF SHARES      PRICE PER SHARE
     DATE        ACQUIRED/(DISPOSED OF)     OR OPTION
  -----------    ----------------------  ---------------

   11/13/96              5,160             $10.00360
   11/14/96                154              10.06000
   11/14/96              5,698              10.43300
   11/15/96              1,923              10.43300
   11/15/96                323              10.44500
   12/19/96            (13,258)             11.00000
   12/19/96             10,000 (1)           3.38000
   12/20/96              1,490              11.36000
   12/23/96                175              11.31000
   12/24/96                600              11.56000
    1/03/97              4,530              11.47670
    1/17/97               (680)             13.06500
    1/24/97              1,530              13.43330
    1/27/97                410              13.35110
    1/28/97                910              13.41280
    1/29/97             (5,000)             13.49000
    1/29/97                100              13.43500
    1/29/97              6,850 (2)           4.31635
    1/30/97             (2,650)             13.39100
    2/03/97                105              13.52750
    3/20/97               (685)             13.19600
    3/20/97               (410)             13.19000
    3/21/97               (425)             13.32500
    4/11/97                 90              13.36733
    4/14/97              2,190              13.90610
    4/30/97                370              13.79481
    5/29/97              1,520              12.79760
    5/30/97                915              12.78330
    6/02/97              1,260              13.05000
    6/10/97              1,200              13.31000
    8/04/97                105              13.30000
    8/05/97                520              13.42500
    8/06/97                 70              13.30000
    8/12/97                  5              13.42600
    8/13/97                325              13.41310
    8/14/97                 35              13.30000
    8/15/97                260              13.27500
    8/18/97                210              13.30000
   10/03/97                624              13.63330
   10/07/97              1,820              13.55000
   10/08/97              1,040              13.43500
   10/09/97              1,040              13.37250
--------------------

(1) Cash settled call option on 10,000 Shares at $8.80 per Share pursuant to a Letter Agreement, dated as of January 24, 1997, by and between Gotham II and J.P. Morgan, as agent for Morgan Guaranty, as modified to physical settlement by a Letter Agreement dated as of June 10, 1997, by and between Gotham II and J.P. Morgan, as agent for Morgan Guaranty. The option was exercised by Gotham II on December 24, 1997 at an aggregate exercise price of $88,000.

(2) Cash settled call option on 6,850 Shares at $10.80 per Share pursuant to an Option Agreement, dated as of January 29, 1997, by and between Gotham II and Bankers Trust, as modified to physical settlement by the First Transaction Amendment, dated as of June 4, 1997, by and between Gotham II and Bankers Trust. The option was exercised by Gotham II on January 21, 1998 at an aggregate exercise price of $73,980.

III.  Transactions in Shares by Gotham Advisors

    TRANSACTION            NUMBER OF SHARES              PRICE PER
        DATE            ACQUIRED/(DISPOSED OF) (1)    SHARE OR OPTION
    -----------         ----------------------        ---------------

       3/27/98                   5,000                   $11.17500
       3/30/98                 282,900                    11.86250
       4/06/98                  32,100                    11.92500
       4/07/98                  20,000                    11.84690
       4/08/98                  30,400                    11.80000
       4/14/98                  45,000                    11.30000
-----------------------

(1) Shares were purchased by Gotham International. Shares are beneficially owned by Gotham Advisors which has the sole power to vote and to dispose of the Shares pursuant to an Investment Management Agreement between Gotham Advisors and Gotham International.

IV. Transactions in Shares by Other Participants

     Except as set forth in this Proxy Statement, none of the Participants, nor any associate of the foregoing, directly or indirectly owns any securities of the Company or any subsidiary of the Company, beneficially or of record, has the right to acquire beneficial ownership of such securities within 60 days or has purchased or sold such securities within the past two years.


     William A. Ackman is the President of Karenina Corporation, a general partner of Section H Partners, L.P. David P. Berkowitz is the President of DPB Corporation, a general partner of Section H Partners, L.P., the sole general partner of Gotham and Gotham II. Mr. Ackman, Mr. Berkowitz, Karenina Corporation, DPB Corporation and Section H Partners, L.P. may be deemed the beneficial owners of Shares owned by Gotham and Gotham II. Mr. Ackman and Mr. Berkowitz are Senior Managing Members of Gotham Advisors and may be deemed beneficial owners of Shares owned by Gotham International. David S. Klafter and Daniel Shuchman are limited partners of Gotham and Section H Partners, L.P. Mary Ann Tighe and James A. Williams are limited partners of Gotham. As limited partners of such entities, Ms. Tighe, Mr. Williams, Mr. Klafter and Mr. Shuchman have no right to vote or dispose of any Shares held by Gotham, and therefore do not beneficially own any Shares held by Gotham. Mr. Klafter and Mr. Shuchman are Members of Gotham Advisors but have no right to vote or dispose of any Shares held by Gotham International, and therefore do not beneficially own any Shares held by Gotham International.


           BENEFICIAL OWNERSHIP OF SHARES BY THE GOTHAM NOMINEES


     The following table sets forth the beneficial ownership of Shares as of April 14, 1998 by each of the Gotham Nominees.


                                 Amount of              Approximate
         Name              Beneficial Ownership   Percentage of Class (1)
------------------------   --------------------   -----------------------

William A. Ackman(2)               3,047,800                9.65%
Daniel J. Altobello                   -0-                    -0-
David P. Berkowitz(2)              3,047,800                9.65
Stephen J. Garchik                    -0-                    -0-
David S. Klafter(3), (4)              -0-                    -0-
Richard A. Mandel                     -0-                    -0-
Daniel Shuchman(3), (4)               -0-                    -0-
Steven B. Snider                      -0-                    -0-
Mary Ann Tighe(4)                     -0-                    -0-
James A. Williams(4)                  -0-                    -0-
--------------------

(1) Based on 31,597,999 Shares outstanding as of April 9, 1998, as listed in the Company's Proxy Statement.

(2) Mr. Ackman is the President of Karenina Corporation, a general partner of Section H Partners, L.P. Mr. Berkowitz is the President of DPB Corporation, a general partner of Section H Partners, L.P., the sole general partner of Gotham and Gotham II. Accordingly, Mr. Ackman, Mr. Berkowitz, Karenina Corporation, DPB Corporation and Section H Partners, L.P. may be deemed the beneficial owners of Shares owned by Gotham and Gotham II. Mr. Ackman and Mr. Berkowitz are Senior Managing Members of Gotham Advisors and may be deemed beneficial owners of Shares owned by Gotham International. For purposes of this table, such ownership is included.


(3) Mr. Klafter and Mr. Shuchman are limited partners of Section H Partners, L.P. and Members of Gotham Advisors. As limited partners of Section H Partners, L.P., Mr. Klafter and Mr. Shuchman have no right to vote or dispose of any Shares held by Gotham, and therefore do not beneficially own any Shares held by Gotham. As Members of Gotham Advisors, Mr. Klafter and Mr. Shuchman have no right to vote or dispose of any Shares held by Gotham International, and therefore do not beneficially own any Shares held by Gotham International.


(4) Mr. Klafter, Mr. Shuchman, Ms. Tighe and Mr. Williams are limited partners of Gotham. As limited partners of Gotham, Ms. Tighe and Mr. Williams have no right to vote or dispose of any Shares held by Gotham, and therefore do not beneficially own any Shares held by Gotham.

             ADDITIONAL INFORMATION REGARDING THE PARTICIPANTS

     To the knowledge of Gotham, except as set forth in this Proxy Statement, none of the Participants has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the Special Meeting, except for the election of Trustees.

     During the past 10 years,  none of the Participants has been convicted
in  a  criminal   proceeding   (excluding  traffic  violations  or  similar
misdemeanors).

     No part of the purchase price of any of the Shares beneficially owned by any of the Participants is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities.


     None of the Participants is, or within the past year has been, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, except that (i) Mr. Klafter, Mr. Shuchman, Mr. Williams and Ms. Tighe are limited partners of Gotham; (ii) Mr. Ackman is the President of Karenina Corporation, a general partner of Section H Partners, L.P., the general partner of Gotham and Gotham II and a Senior Managing Member of Gotham Advisors; (iii) Mr. Berkowitz is the President of DPB Corporation, a general partner of Section H Partners, L.P., and a Senior Managing Member of Gotham Advisors; (iv) Mr. Klafter and Mr. Shuchman are limited partners of Section H Partners, L.P. and Members of Gotham Advisors; (v) Gotham had a cash settled call option on 493,150 Shares pursuant to an Option Agreement, dated as of January 29, 1997, by and between Gotham and Bankers Trust, as modified to physical settlement by the First Transaction Amendment, dated as of June 4, 1997, by and between Gotham and Bankers Trust; (vi) Gotham had a cash settled call option on 690,000 Shares pursuant to a Letter Agreement, dated as of January 24, 1997, by and between Gotham and J.P. Morgan, as agent for Morgan Guaranty, as modified to physical settlement by a Letter Agreement, dated as of June 10, 1997, by and between Gotham and J.P. Morgan, as agent for Morgan Guaranty; (vii) Gotham II had a cash settled call option on 6,850 Shares pursuant to an Option Agreement, dated as of January 29, 1997, by and between Gotham II and Bankers Trust Company, as modified to physical settlement by the First Transaction Amendment, dated as of June 4, 1997, by and between Gotham and Bankers Trust; (viii) Gotham II had a cash settled call option on 10,000 Shares pursuant to a Letter Agreement, dated as of January 24, 1997, by and between Gotham II and J.P. Morgan, as agent for Morgan Guaranty, as modified to physical settlement by a Letter Agreement, dated as of June 10, 1997, by and between Gotham II and J.P. Morgan, as agent for Morgan Guaranty; and (ix) Gotham Advisors has the power to vote and dispose of the Shares owned by Gotham International pursuant to an Investment Management Agreement between Gotham Advisors and Gotham International. Through their indirect interest in Section H Partners, L.P., the general partner of Gotham and Gotham II, Mr. Ackman and Mr. Berkowitz hold a participation interest in the profits generated by the investment of Gotham and Gotham II in such Shares. Gotham Partners Management Co. LLC is entitled to an annual fee equal to 1% of the assets of Gotham and Gotham II as consideration for managing such assets. Messrs. Ackman, Berkowitz, Klafter and Shuchman are employees of, and receive compensation from, Gotham Partners Management Co. LLC, and Messrs. Ackman and Berkowitz each hold 50% of the outstanding equity interests in the managing member of such entity.


     On April 17, 1997, certain entities affiliated with ONEX Corporation sold a controlling interest in Impark to the Company's affiliated management company for $75 million, including the assumption of $26 million of debt. In connection with such sale, certain entities affiliated with ONEX Corporation and the Company entered into an agreement relating to certain securities of Impark retained by such entities. Pursuant to such agreement, such entities have the right to cause the Company to purchase such securities at a specified price upon certain "trigger events", as defined in such agreement, which could include the adoption of the Gotham Proposal and the election of the Gotham Nominees. See "Possible Effects of the Adoption of the Gotham Proposal and the Election of the Gotham Nominees" and "Certain Litigation." Mr. Altobello may have an indirect interest in the outcome of the matters to be acted upon at the Special Meeting by virtue of his position as Chairman and CEO of ONEX Food Services, Inc., a subsidiary of ONEX Corporation.

     None of the Participants, or any associate thereof, has any arrangement or understanding with any person (A) with respect to any future employment by the Company or its affiliates or (B) with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

     Except as otherwise disclosed in this Proxy Statement, there are no pending legal proceedings in which any of the Gotham Nominees or any of their associates is a party adverse to the Company or any of its affiliates or in which any of the Gotham Nominees or any of their associates has an interest adverse to the Company or any of its affiliates.

     None of the Gotham Nominees holds any position or office with the Company or any parent, subsidiary or affiliate of the Company, and none has ever served as a director of the Company or any parent, subsidiary or affiliate of the Company.

     None of the Gotham Nominees has any family relationship, by blood, marriage or adoption, to any Trustee, executive officer or person nominated or chosen by the Company to become a Trustee or executive officer of the Company. During the last three fiscal years, no compensation was awarded to, earned by, or paid to any of the Gotham Nominees by any person for any services rendered in any capacity to the Company or its subsidiaries. Daniel J. Altobello is the Chairman and CEO of ONEX Food Services, Inc., which is a subsidiary of ONEX Corporation.


                                SCHEDULE II

                   SHARE OWNERSHIP OF CERTAIN BENEFICIAL
                    OWNERS AND MANAGEMENT OF THE COMPANY

     Set forth below is information regarding the Shares owned by certain beneficial owners, Trustees and executive officers of the Company.

     The following table sets forth, according to publicly available information on file with the Commission as of the dates indicated (except information with respect to Gotham and Gotham II), the name and address of each person who is the beneficial owner of more than five percent of the outstanding Shares at such date, the number of Shares owned by each such person, the percentage of the outstanding Shares represented thereby and certain information with respect to such person. Gotham disclaims any responsibility for the following information (except information with respect to Gotham and Gotham II), which has been extracted from public filings.

                                          AMOUNT AND NATURE
            NAME AND ADDRESS              OF BENEFICIAL           PERCENTAGE OF
           OF BENEFICIAL OWNER             OWNERSHIP              CLASS (1)
---------------------------------------   --------------------    -------------

Apollo Real Estate Investment             2,135,987 Shares (2)        6.76%
Fund II, L.P.
Apollo Real Estate Advisors II, L.P.
1301 Avenue of the Americas
New York, New York  10019

Gotham Partners, L.P.                     3,047,800 Shares (3)        9.65
Gotham Partners II, L.P.
110 East 42nd Street, 18th Floor
New York, New York 10017

Franklin Resources, Inc.                  2,900,418 Shares (4)        9.18
777 Mariners Island Blvd.
San Mateo, CA  94404

Charles B. Johnson
777 Mariners Island Blvd.
San Mateo, CA  94404

Rupert H. Johnson
777 Mariners Island Blvd.
San Mateo, CA  94404

Franklin Mutual Advisors, Inc.
51 John F. Kennedy Parkway
Short Hills, NJ  07078

Franklin Mutual Series Fund, Inc.
51 John F. Kennedy Parkway
Short Hills, NJ  07078


Stephen Feinberg                          1,602,327 Shares(5)         5.07
450 Park Avenue, 28th Floor
New York, New York  10022
----------------------------

(1) Based upon 31,597,999 Shares outstanding as of April 9, 1998, as listed in the Company's Proxy Statement.

(2) An Amendment No. 4 to Schedule 13D filed with the Commission on February 18, 1998 with respect to Shares reflects that Apollo Real Estate Investment Fund II, L.P. and Apollo Real Estate Advisors II, L.P. beneficially own an aggregate of 2,135,987 Shares. Apollo Real Estate Investment Fund II, L.P. and Apollo Real Estate Advisors II, L.P. are deemed to have shared voting and dispositive power with respect to such Shares.

(3) As of April 14, 1998, Gotham beneficially owned 2,601,951 Shares. As of April 14, 1998, Gotham II beneficially owned 30,449 Shares. As of April 14, 1998, Gotham Advisors beneficially owned 415,400 Shares. Each of Gotham and Gotham II has sole voting and dispositive power with respect to the Shares beneficially owned by it. Pursuant to an Investment Management Agreement, Gotham Advisors has sole voting and dispositive power with respect to the Shares owned by Gotham International.

(4) A Schedule 13D filed with the Commission on February 23, 1998 reflects that Franklin Resources, Inc., Franklin Mutual Advisors, Inc. ("FMAI"), Franklin Mutual Series Fund, Inc., Charles B. Johnson and Rupert H. Johnson may be deemed to beneficially own an aggregate of 2,900,418 Shares. FMAI has the sole voting and dispositive power with respect to such Shares.

(5) A Schedule 13D filed with the Commission on February 17, 1998 reflects that Mr. Feinberg has sole voting and dispositive power with respect to 348,000 Shares owned by Cerberus Partners, L.P., 869,931 Shares, consisting of 769,000 Shares and 30,500 Shares of First Union Series A Cumulative Convertible Redeemable Preferred Shares of Beneficial Interest, each of which is immediately convertible into 3.3058 Shares (the "Preferred Shares"), owned by Cerberus International Ltd., and 70,300 Shares owned by Ultra Cerberus Funds, Ltd., and dispositive power with respect to 314,096 Shares owned in the aggregate by certain other private investment funds.

     The table below sets forth, with respect to Trustees and nominees, certain named executive officers, and as to all Trustees and executive officers as a group, information relating to their beneficial ownership of Shares of the Company, as of the most recent practicable date, according to the Company's Proxy Statement:


                                    AMOUNT AND NATURE
       NAME OF                      OF BENEFICIAL            PERCENTAGE OF
       BENEFICIAL OWNER             OWNERSHIP (1)                CLASS
       ----------------             -----------------        -------------

TRUSTEES AND NOMINEES

   Kenneth K. Chalmers                       8,768               .028%

   William E. Conway                        19,511               .062

   James M. Delaney                          2,198               .007

   Daniel G. DeVos                          15,745               .050

   Allen H. Ford                            25,000               .079

   Russell R. Gifford                       16,240               .051

   Spencer H. Heine                          5,000               .016

   Herman J. Russell                         8,733               .028


   James C. Mastandrea                     915,559(2)           2.898
      (also an Executive Officer)

EXECUTIVE OFFICERS

   Steven M. Edelman                       117,670(3)            .331

   Paul F. Levin                           104,728(4)            .372

   John J. Dee                             108,022(5)            .342

   Thomas T. Kmiecik                        76,304(6)            .241


All Trustees and executive officers      1,423,478(7)           4.505
as a group (13 persons)
--------------------

(1) Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, a person is deemed to be a beneficial owner if he has or shares voting power or investment authority in respect of such security or has the right to acquire beneficial ownership within 60 days. The amounts shown in the above table do not purport to represent beneficial ownership except as determined in accordance with this Rule. Each Trustee and executive officer has sole voting and investment power with respect to the amounts shown or shared voting and investment powers with his spouse, except for restricted shares which have only voting power and no investment power.

(2) Includes 565,890 Shares in the form of restricted stock over which Mr. Mastandrea has sole voting power but no investment power, 286,441 Shares that Mr. Mastandrea has the vested right to acquire through the exercise of options, and 3,000 Preferred Shares.

(3) Includes 55,000 Shares in the form of restricted stock over which Mr. Edelman has sole voting power but no investment power and 55,307 Shares that Mr. Edelman has the vested right to acquire through the exercise of options.

(4) Includes 50,000 Shares in the form of restricted stock over which Mr. Levin has sole voting power but no investment power and 51,617 Shares that Mr. Levin has the vested right to acquire through the exercise of options.

(5) Includes 50,500 Shares in the form of restricted stock over which Mr. Dee has sole voting power but no investment power and 52,307 Shares that Mr. Dee has the vested right to acquire through the exercise of options.

(6) Includes 30,000 Shares in the form of restricted stock over which Mr. Kmiecik has sole voting power but no investment power and 44,647 Shares that Mr. Kmiecik has the vested right to acquire through the exercise of options.

(7) Includes 490,319 Shares which executive officers have the vested right to acquire through the exercise of options and 751,390 Shares in the form of restricted stock.

                                 IMPORTANT

     Tell your Board what you think! Your vote is important. No matter how many Shares you own, please give Gotham your proxy FOR approving the Gotham Proposal, FOR the election of the Gotham Nominees and AGAINST the Current Board's Proposal by taking three steps:


1.   SIGNING the enclosed WHITE AND BLUE proxy card,

2.   DATING the enclosed WHITE AND BLUE proxy card, and

3. MAILING the enclosed WHITE AND BLUE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).


     Even if you have already voted on the white proxy card previously distributed by Gotham, which will be counted at the Special Meeting, we urge you to vote FOR the Gotham Proposal and the Gotham Nominees and AGAINST the Current Board's Proposal, on the enclosed WHITE AND BLUE proxy card.


     If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute the WHITE AND BLUE proxy card representing your Shares.

     If you have any questions or require any additional information concerning this Proxy Statement, please contact Beacon Hill Partners, Inc. at the address set forth below.

                         BEACON HILL PARTNERS, INC.
                              90 BROAD STREET
                          NEW YORK, NEW YORK 10004
                       (212) 843-8500 (CALL COLLECT)
                                     OR
                       CALL TOLL-FREE (800) 253-3814



                         WHITE AND BLUE PROXY CARD

     SPECIAL MEETING OF BENEFICIARIES OF FIRST UNION REAL ESTATE EQUITY
                         AND MORTGAGE INVESTMENTS

         THIS PROXY IS SOLICITED ON BEHALF OF GOTHAM PARTNERS, L.P.



     The undersigned appoints William A. Ackman and David P. Berkowitz, and each of them acting alone, attorneys and agents with full power of substitution, as proxy of the undersigned (the "Proxy Agents"), to attend the Special Meeting of the Beneficiaries of First Union Real Estate Equity and Mortgage Investments (the "Company") to be held in the Forum Conference & Education Center, One Cleveland Center, 1375 East 9th Street, Cleveland, Ohio, on May 19, 1998, commencing at 10:00 A.M. local time, and at any and all adjournments or postponements thereof and any special meeting called in lieu thereof (the "Special Meeting"), and to vote all shares of Beneficial Interest of the Company ("Shares"), as designated on the reverse side of this proxy, with all powers the undersigned would possess if personally present at the meeting, as follows: (Please mark an "X" in the appropriate box)



        GOTHAM PARTNERS, L.P. RECOMMENDS A VOTE FOR ITEMS 1, 2 and 3

1. ELECTION OF TRUSTEES: To elect William A. Ackman, David P. Berkowitz and James A. Williams as Class II Trustees.

[ ] FOR all nominees except             [ ] WITHHOLD AUTHORITY
    as marked below                         for all nominees

     Instruction: To withhold authority to vote for the election of any nominee(s), write the name(s) of such nominee(s) in the following space:

2. PROPOSAL OF GOTHAM PARTNERS, L.P.: To fix the number of Trustees at fifteen and to assign two of the six newly-created seats to each of the three existing classes of Trustees.

 [ ] FOR                 [ ] AGAINST              [ ] ABSTAIN

3. ELECTION OF TRUSTEES: To elect Daniel Shuchman and Steven S. Snider as Class I Trustees, Mary Ann Tighe and Stephen J. Garchik as Class II Trustees, and David S. Klafter and Daniel J. Altobello as Class III Trustees.

[ ] FOR all nominees except             [ ] WITHHOLD AUTHORITY
    as marked below                         for all nominees

     Instruction: To withhold authority to vote for the election of any nominee(s), write the name(s) of such nominee(s) in the following space:


   GOTHAM PARTNERS, L.P. RECOMMENDS A VOTE AGAINST THE FOLLOWING PROPOSAL

4. PROPOSAL OF THE COMPANY: To fix the number of Trustees at twelve with one vacancy to be added to each existing class of Trustees.

 [ ] FOR                 [ ] AGAINST              [ ] ABSTAIN

(This proxy is continued and is to be signed and dated on the reverse side)

(continued from reverse side)

5. In their discretion, each of the Proxy Agents is authorized to vote upon any other matters as may properly come before the Special Meeting.

     The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the Shares held by the undersigned, and hereby ratifies and confirms all actions the herein named Proxy Agents, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this proxy will be voted as directed above. If no direction is indicated with respect to the above proposals, this proxy will be voted FOR the election of the nominees set forth in Items 1 and 3, FOR the proposal set forth in Item 2, AGAINST the proposal set forth in Item 4 and in the manner set forth in Item 5.

     This proxy will be valid until the sooner of one year from the date indicated below and the completion of the Special Meeting.


                                   DATED: ________________________, 1998



                                   -------------------------------------
                                                (Signature)


                                   -------------------------------------
                                        (Signature, if held jointly)


                                   -------------------------------------
                                                  (Title)

                                   Please sign exactly as your shares are
                                   registered. When shares are held
                                   jointly, joint owners should each sign.
                                   Executors, administrators, trustees,
                                   etc., should indicate the capacity in
                                   which signing. If a corporation, sign in full corporate name by authorized officer. If a partnership, sign in partnership name by authorized person.



          IMPORTANT: PLEASE SIGN, DATE AND RETURN THIS PROXY CARD
              PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.